Exhibit 99.1

INVESTMENT AGREEMENT

This INVESTMENT AGREEMENT (this “Investment Agreement”) is entered into on February 22, 2024, by and between Vertical Aerospace Ltd., a Cayman Islands exempted company incorporated with limited liability (the “Issuer”), and Imagination Aero Investments Limited, a company incorporated in England and Wales with company number 15467761 (the “Investor”).

WHEREAS, the Issuer has agreed to issue to the Investor, and the Investor wishes to purchase from the Issuer, up to $50,000,000 of (i) newly-issued Ordinary Shares (as defined below) and (ii) Warrants (as defined below), in each case at the relevant Purchase Price (as defined below) on the terms and subject to the conditions herein;

WHEREAS, on the Initial Investment Closing Date, the Investor will enter into a lock-up agreement with the Issuer in respect of the Shares (as defined below) being purchased hereunder, pursuant to which the Investor may not dispose of such Shares for a period of 180 days following their purchase (the “Lock-Up Agreement”, the form of which is attached hereto as Exhibit A);

WHEREAS, on the Initial Investment Closing Date, the Issuer will enter into a warrant instrument (the “Warrant Instrument”, the form of which is attached hereto as Exhibit B) which will set forth the terms of the Warrants to be issued to the Investor in connection with the Initial Investment (as defined below);

WHEREAS, on the Initial Investment Closing Date, the Issuer and the Investor will enter into a registration rights agreement (the “Registration Rights Agreement”, the form of which is attached hereto as Exhibit C);

WHEREAS, on the Initial Investment Closing Date, Stephen Fitzpatrick, the beneficial owner of the Investor (the “Rights Holder”), will enter into a side letter with the Issuer (the “Side Letter”, the form of which is attached hereto as Exhibit D) which will set forth certain rights to be granted by the Issuer to the Rights Holder upon consummation of the Initial Investment (as defined below); and

WHEREAS, in connection with, among other things, the Investment (as defined below), the Lock-Up Agreement and the Side Letter, the Issuer will present and seek approval for the adoption of a second amended and restated memorandum and articles of association of the Issuer (the “Second A&R M&A”, the form of which is attached hereto as Exhibit E).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.       Certain Definitions. For purposes of this Investment Agreement:

“Additional Further Investment” shall have the meaning ascribed to such term in Section 2.1.3.

“Additional Further Investment Closing” shall have the meaning ascribed to such term in Section 4.1.

“Additional Further Investment Closing Date” shall have the meaning ascribed to such term in Section 4.1.

“Additional Further Investment Purchase Price” shall have the meaning ascribed to such term in Section 2.1.3.

“Additional Further Investment Shares” means Ordinary Shares that the Investor shall purchase from the Issuer, and the Issuer shall issue to the Investor in connection with the Additional Further Investment, the number of which shall equal the quotient of (a) the Unfunded Capital Raise Commitment divided by (b) the Additional Further Investment Share Purchase Price, rounded down to the nearest whole share.

“Additional Further Investment Share Purchase Price” means the purchase price per Ordinary Share payable by the Investor in connection with the Additional Further Investment, which shall be determined by the Investor, provided, however, that the Additional Further Investment Share Purchase Price shall not be less than the greater of (a) the VWAP of Ordinary Shares for the period of 30 trading days before the Backstop Date and (b) $1.00.

“Agreed Exchange Rate” means the closing USD:GBP Bank of England exchange rate on the day before the execution of this Investment Agreement.

“At-the-Market Offering” means the offering and sale of newly-issued Ordinary Shares by the Issuer from time to time through, or to, one or more distribution agents pursuant to an equity distribution agreement entered into between the Issuer and the distribution agent, pursuant to a Registration Statement declared effective by the SEC.

“Backstop Date” means July 31, 2024.

“Board” means the board of directors of the Issuer.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks are required or authorized to close in London, England, the Cayman Islands and the State of New York.

“Capital Raise Commitment” means any legally binding and enforceable obligation of a creditworthy (as reasonably determined by the Board) individual or entity, other than the Investor or its affiliates, to deliver funds by way of equity capital to the Issuer no later than the Fundraise Deadline, provided, that such obligation shall only be subject to customary terms and conditions for a transaction of this type, as reasonably decided by the Board.

“Cayman Registrar” means the Registrar of Companies of the Cayman Islands.

“Closing” means the Initial Investment Closing, the Further Investment Closing or, if applicable, the Additional Further Investment Closing.

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“Closing Date” means the Initial Investment Closing Date, the Further Investment Closing Date or, if applicable, the Additional Further Investment Closing Date.

“Commission” shall have the meaning ascribed to such term in Section 3.1.11.

“EGM” shall have the meaning ascribed to such term in Section 4.7.4.

“Eligible Market” means NYSE, NYSE AMEX Equities, The NASDAQ Global Select Market, The NASDAQ Global Market or The NASDAQ Capital Market, or any of their respective successors.

“Equity Subscription Line” means the share purchase agreement dated as of August 5, 2022, and as amended and restated on September 22, 2022, by and between the Issuer and Nomura, pursuant to which Nomura has committed to purchase up to $100 million in aggregate gross proceeds of Ordinary Shares, subject to certain limitations and conditions set forth in the share purchase agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Execution Date” means January 21, 2024.

“External Funding” means the sum of net proceeds that the Issuer (i) has received by the Backstop Date in respect of any equity capital raised, excluding the Initial Investment, but including net proceeds received by the Issuer from the Equity Subscription Line or any At-the-Market Offering, in the period from the Execution Date to the Backstop Date and (ii) anticipates receiving before the Fundraise Deadline, from any Capital Raise Commitment.

“Financial Promotion Order” shall have the meaning ascribed to such term in Section 3.1.5.

“Fundraise Deadline” means October 31, 2024.

“Further Investment” shall have the meaning ascribed to such term in Section 2.1.2.

“Further Investment Closing” shall have the meaning ascribed to such term in Section 4.1.

“Further Investment Closing Date” shall have the meaning ascribed to such term in Section 4.1.

“Further Investment Purchase Price” means $25,000,000 less any External Funding.

“Further Investment Shares” means the Ordinary Shares that the Investor shall purchase from the Issuer, and the Issuer shall issue to the Investor in connection with the Further Investment, the number of which equals the quotient of (a) Further Investment Purchase Price divided by (b) Further Investment Share Purchase Price, rounded down to the nearest whole share.

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“Further Investment Share Purchase Price” means the purchase price per Ordinary Share payable by the Investor in connection with the Further Investment, which shall be determined by the Investor upon delivery of prior written notice by the Investor to the Issuer no later than five Business Days before the Backstop Date (provided that, if applicable, the VWAP referenced under sub-clause (a) below shall be determined on the Business Day prior to the Backstop Date), provided, however, that (i) if the Further Investment Purchase Price is $25,000,000 or is reduced by External Funding deriving solely from the Equity Subscription Line and/or any At-the-Market Offering, the Further Investment Share Purchase Price shall not be less than the greater of (a) the VWAP of Ordinary Shares for the period of 30 trading days before the Backstop Date and (b) $1.00; and (ii) if the Further Investment Purchase Price is reduced by External Funding deriving other than from the Equity Subscription Line and/or any At-the-Market Offering, the Further Investment Share Purchase Price shall not be less than the average purchase price of the Ordinary Shares (if applicable) payable in connection with the External Funding (without taking into account, for the purposes of this calculation, the purchase price of the Ordinary Shares payable in connection with any Equity Subscription Line or any At-the-Market Offering).

“Initial Investment” shall have the meaning ascribed to such term in Section 2.1.1.

“Initial Investment Closing” shall have the meaning ascribed to such term in Section 4.1.

“Initial Investment Closing Date” shall have the meaning ascribed to such term in Section 4.1.

“Initial Investment Purchase Price” shall have the meaning ascribed to such term in Section 2.1.1.

“Initial Investment Shares” means Ordinary Shares that the Investor shall purchase from the Issuer, and the Issuer shall issue to the Investor in connection with the Initial Investment, the number of which shall equal the quotient of (a) $25,000,000 less the Warrant Purchase Price, divided by (b) $10.00, rounded down to the nearest whole share.

“Investment” means an investment amount up to $50,000,000 comprising the Initial Investment, the Further Investment and, if applicable, the Additional Further Investment.

“Investment Securities” means the Shares and the Warrants.

“Investor” shall have the meaning ascribed to such term in the Preamble.

“Investor Material Adverse Effect” shall have the meaning ascribed to such term in Section 3.1.3.

“Issuer” shall have the meaning ascribed to such term in the Preamble.

“Issuer Material Adverse Effect” shall have the meaning ascribed to such term in Section 3.2.4.

“ITEPA” means the Income Tax (Earnings and Pensions) Act 2003.

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“Lock-Up Agreement” shall have the meaning ascribed to such term in the Recitals.

“Nomura” means Nomura Securities International, Inc.

“NYSE” means the New York Stock Exchange.

“Ordinary Shares” means the ordinary shares of the Issuer, par value $0.0001 per share.

“Principal Market” means NYSE; provided, however, that in the event the Ordinary Shares are ever listed or traded on another Eligible Market, then the “Principal Market” shall mean such other market or exchange on which the Ordinary Shares are then listed or traded.

“Purchase Price” means Initial Investment Purchase Price, the Further Investment Purchase Price or, if applicable, the Additional Further Investment Purchase Price.

“Registration Rights Agreement” shall have the meaning ascribed to such term in the Recitals.

“Regulation S” shall have the meaning ascribed to such term in Section 3.1.5.

“Sanctions” shall have the meaning ascribed to such term in Section 3.1.15.

“Second A&R M&A” shall have the meaning ascribed to such term in the Recitals.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Shares” means the Initial Investment Shares, the Further Investment Shares and, if applicable, the Additional Further Investment Shares.

“Side Letter” shall have the meaning ascribed to such term in the Recitals.

“Tax” or “Taxes” means any and all federal, state, provincial, local and foreign income, profits, franchise, gross receipts, environmental, capital stock, shares, severances, stamp, payroll, sales, employment, unemployment, disability, use, real property, personal property, withholding, excise, production, value added, occupancy and other taxes, duties or similar assessments, imposed, administered, collected or assessed by a Tax Authority, together with all interest, fines, penalties and additions imposed with respect to such amounts.

“Tax Authority” means any governmental authority having or purporting to exercise jurisdiction with respect to any Tax.

“Transaction Documentation” means this Investment Agreement, including all Schedules and Exhibits hereto, the Warrant Instrument, the Lock-Up Agreement, the Side Letter, the Registration Rights Agreement, and all other agreements, certificates and instruments executed and delivered by the Issuer and/or the Investor in connection with the Investment and specifically contemplated by this Investment Agreement.

“Transfer Agent” means Continental Stock Transfer & Trust Company or any successor thereof as the Issuer’s transfer agent.

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“UK Prospectus Regulation” shall have the meaning ascribed to such term in Section 3.1.5.

“Unfunded Capital Raise Commitment” shall have the meaning ascribed to such term in Section 2.1.3.

“VWAP” means, for the Ordinary Shares for a specified period, the dollar volume-weighted average price for the Ordinary Shares on the Principal Market for such period, excluding opening and closing transactions and any block trades, calculated to four (4) decimal places and determined without regard to after-hours trading as reported by Bloomberg, L.P. through its AQR function. All such determinations shall be appropriately adjusted for any share subdivision, share capitalization, reorganization, recapitalization, exchange or similar event during such period.

“Warrants” means 50,000,000 warrants of the Issuer, which will entitle the holder to purchase one Ordinary Share at a strike price of $5.00 per warrant and will be governed by the Warrant Instrument.

“Warrant Instrument” shall have the meaning ascribed to such term in the Recitals.

“Warrant Purchase Price” means the aggregate purchase price that the Investor shall pay for the Warrants in connection with the Initial Investment as calculated in accordance with the Warrant Instrument.

2.       Investment.

2.1       Subject to the terms and conditions hereof, the Investor hereby irrevocably agrees to subscribe for and purchase, and the Issuer hereby irrevocably agrees to issue and sell to the Investor:

2.1.1       on the Initial Investment Closing Date, the Initial Investment Shares and Warrants upon payment of an aggregate purchase price of $25,000,000 (the “Initial Investment Purchase Price” and such purchase and issuance, the “Initial Investment”);

2.1.2       on the Further Investment Closing Date, the Further Investment Shares upon payment of the Further Investment Purchase Price (such purchase and issuance, the “Further Investment”); and

2.1.3       if the Issuer fails to receive all or a portion of gross proceeds from any Capital Raise Commitment by the Additional Further Investment Closing Date (the “Unfunded Capital Raise Commitment”), on the Fundraise Deadline, the Additional Further Investment Shares upon payment of a purchase price that equals the Unfunded Capital Raise Commitment (the “Additional Further Investment Purchase Price” and such purchase and issuance, the “Additional Further Investment”).

2.2       Five (5) Business Days prior to the Initial Investment Closing Date, the Issuer shall, upon consultation in good faith with its advisers and the Investor, determine and notify the Investor of the Warrant Purchase Price, which shall be based on the fair market value of the Warrants to be determined with reference to, among other things, the trading price of Ordinary Shares at the time. Notwithstanding the foregoing, the Issuer shall retain the sole right to determine the Warrant Purchase Price.

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3.       Representations, Warranties and Agreements.

3.1       Investor’s Representations, Warranties and Agreements. To induce the Issuer to issue the Investment Securities to the Investor, the Investor hereby represents and warrants to the Issuer and acknowledges and agrees with the Issuer, as of the date hereof, as follows:

3.1.1       The Investor has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation (if such concept exists in such jurisdiction), with power and authority to enter into, deliver and perform its obligations under this Investment Agreement.

3.1.2       This Investment Agreement has been duly authorized, validly executed and delivered by the Investor and, assuming that this Investment Agreement has been duly authorized, executed and delivered by the Issuer, shall constitute the valid and binding obligation of the Investor, and is enforceable against the Investor in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity (including concepts of materiality, reasonableness, good faith and fair dealing with respect to those jurisdictions that recognize such concepts).

3.1.3       The execution, delivery and performance by the Investor of this Investment Agreement (including compliance by the Investor with all of the provisions hereof) and the consummation of the transactions contemplated herein do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Investor pursuant to the terms of any indenture, mortgage, charge, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Investor is a party or by which the Investor is bound or to which any of the property or assets of the Investor is subject, (ii) result in any violation of the provisions of the organizational documents of the Investor or (iii) result in any violation of any law, statute or any judgment, order, rule or regulation or any other legally enforceable requirement of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Investor or any of its properties that, in the case of clauses (i) and (iii) would reasonably be expected to have an Investor Material Adverse Effect. For purposes of this Investment Agreement, an “Investor Material Adverse Effect” means an event, change, delay, development, occurrence, condition or effect with respect to the Investor that has a material adverse effect on the legal authority of the Investor to enter into and timely perform its obligations under this Investment Agreement.

3.1.4       The Investor is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance of this Investment Agreement.

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3.1.5       The Investor (i) understands that the sale of the Investment Securities is made pursuant to and in reliance upon Regulation S (“Regulation S”) promulgated under the Securities Act, and acknowledges and agrees that it is not a U.S. Person (as defined in Regulation S) or a United Stated person (as defined in Section 7701(a)(3) of the Internal Revenue Code of 1986, as amended), is acquiring the Investment Securities in an offshore transaction in reliance on Regulation S, and has received all the information that it considers necessary and appropriate to decide whether to acquire the Investment Securities hereunder, (ii) has its registered address in the United Kingdom, and is a “qualified investor” within the meaning of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “UK Prospectus Regulation”) who: (a) has professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”); (b) is a high net worth entity or other person falling within Article 49(2)(a) to (d) of the Financial Promotion Order; or (c) is any other person to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) may otherwise lawfully be made under the Financial Promotion Order, and (iii) is acquiring the Investment Securities only for its own account and not for the account of others, for investment purposes only and not with a view to any distribution of the Investment Securities in any manner that would violate the federal securities laws of the United States or any other applicable jurisdiction (and shall provide the requested information on Schedule I hereto).

3.1.6       The Investor understands that the Investment Securities are being offered in a transaction not involving any public offering within the meaning of the Securities Act, or any “offer of securities to the public” within the meaning of the UK Prospectus Regulation, and that the Investment Securities have not been registered under the Securities Act. The Investor understands that (A) the Investment Securities may not be resold, transferred, pledged or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act, except (i) to the Issuer or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur solely outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, (B) the Investment Securities may be subject to transfer restrictions under applicable laws and (C) any certificates or book entries representing the Investment Securities shall contain a legend to such effect. The Investor acknowledges that the Investment Securities will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. The Investor acknowledges that the Investment Securities will constitute “control” securities under applicable U.S. federal and state securities laws that may not be freely resold in the United States. The Investor understands and agrees that the Investment Securities will be subject to the foregoing restrictions and, as a result of these restrictions, the Investor may not be able to readily resell the Investment Securities and may be required to bear the financial risk of an investment in the Investment Securities for an indefinite period of time. The Investor acknowledges that it has consulted legal counsel prior to making any offer, resale, pledge or transfer of any of the Investment Securities.

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3.1.7       The Investor understands and agrees that the Investor is purchasing the Investment Securities directly from the Issuer. The Investor further acknowledges that (i) there have been no representations, warranties, covenants or agreements made to the Investor by the Issuer or any of the Issuer’s affiliates, officers or directors, expressly or by implication, in connection with the Investor’s purchase of the Investment Securities, other than those representations, warranties, covenants and agreements expressly set forth in this Investment Agreement, and (ii) the Investor is not relying upon, and has not relied upon, any representations, warranties or covenants other than those expressly set forth in this Investment Agreement in connection with the Investor’s purchase of the Investment Securities.

3.1.8       The Investor represents and warrants that it (i) is purchasing the Investment Securities for investment, (ii) has no current plan or intention to dispose of or otherwise transfer the Investment Securities and (iii) is under no binding agreement to dispose of or otherwise transfer the Investment Securities.

3.1.9       In making its decision to purchase the Investment Securities, the Investor represents that it has relied solely upon independent investigation made by the Investor and its own sources of information, investment analysis and due diligence (including professional advice it deems appropriate) and the Issuer’s express representations, warranties and agreements in this Investment Agreement. Without limiting the generality of the foregoing, the Investor has not otherwise relied on any representations, warranties, statements or other information provided by anyone other than the Issuer concerning the Issuer, the Investment Securities or the offer and resale of the Investment Securities. The Investor acknowledges and agrees that the Investor (i) has had an adequate opportunity to review such financial and other information as the Investor deems necessary in order to make an investment decision with respect to the Investment Securities, (ii) has made its own assessment and (iii) is satisfied concerning the relevant tax and other economic considerations relevant to the Investor’s investment in the Investment Securities.

3.1.10       The Investor acknowledges that (i) the Issuer currently may have, and later may come into possession of, information regarding the Issuer that is not known to the Investor and that may be material to a decision to enter into this transaction to purchase the Investment Securities (“Excluded Information”), (ii) the Investor has determined to enter into this transaction to purchase the Investment Securities notwithstanding its lack of knowledge of the Excluded Information, and (iii) the Issuer shall have no liability to the Investor, and the Investor hereby to the extent permitted by law waives and releases any claims it may have against the Issuer with respect to the nondisclosure of the Excluded Information.

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3.1.11       The Investor became aware of this offering of the Investment Securities solely by means of direct contact between the Investor and the Issuer. The Investor has a pre-existing substantive relationship (as interpreted in guidance from the Securities and Exchange Commission (the “Commission”) under the Securities Act) with the Issuer, and the Investment Securities were offered to the Investor solely by direct contact between the Investor and the Issuer. The Investor did not become aware of this offering of the Investment Securities, nor were the Investment Securities offered to the Investor, by any other means. The Investor acknowledges that the Investment Securities (i) were not offered to it by any form of “directed selling efforts” (as defined in Regulation  S), and (ii) to the Investor’s knowledge, are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Investor represents and warrants that neither it, nor its affiliates (as defined in Rule 405 under the Securities Act), nor any person acting on its or their behalf, has engaged or will engage in any “directed selling efforts” with respect to the Investment Securities, and that it has and they have complied and will comply with the offering restrictions requirements of Regulation S.

3.1.12       The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Investment Securities. The Investor is able to fend for itself in the transactions contemplated herein, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Investment Securities. The Investor acknowledges that the Investor shall be responsible for any of the Investor’s Tax liabilities that may arise as a result of the transactions contemplated by this Investment Agreement, and that neither the Issuer nor any of its agents or affiliates have provided any tax advice or any other representation or guarantee, whether written or oral, regarding the tax consequences of the transactions contemplated by this Investment Agreement.

3.1.13       Alone, or together with any professional advisor(s), the Investor represents and acknowledges that the Investor has adequately analyzed and fully considered the risks of an investment in the Investment Securities and determined that the Investment Securities are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in the Issuer. The Investor acknowledges specifically that a possibility of total loss exists.

3.1.14       The Investor understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Investment Securities or made any findings or determination as to the fairness of an investment in the Investment Securities, nor upon the accuracy or adequacy of the Issuer’s reports, schedules, forms, statements and other documents required to be filed by the Issuer under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof.

3.1.15       Except as permitted by applicable law, neither the Investor nor, to the knowledge of the Investor, any director, officer, agent or employee of the Investor is a person that is, or is controlled or owned 50 percent or more, individually or in the aggregate, by one or more persons that are currently the subject of any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department, the U.S. Department of Commerce, the U.S. Department of State, the United Nations Security Council, the European Union or His Majesty’s Treasury (collectively, “Sanctions”), nor is the Investor resident in a country or territory that is the subject of Sanctions (including, without limitation, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Cuba, Iran, North Korea and Syria). Neither the Investor nor, to the knowledge of the Investor, any director, officer, agent or employee of the Investor has received notice of, or is otherwise aware of, any claim, action, suit, proceedings or investigation involving it with respect to Sanctions.

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3.1.16       The Investor (or the Rights Holder) has, and on each date the relevant Purchase Price would be required to be funded to the Issuer pursuant to Section 4 will have, sufficient immediately available funds to pay the relevant Purchase Price pursuant to Section 4.

3.1.17       No broker, finder, or other financial consultant has acted on behalf of or at the direction of the Investor in connection with this Investment Agreement or the transactions contemplated hereby in such a way as to create any liability on the Issuer.

3.2       Issuer’s Representations, Warranties and Agreements. To induce the Investor to purchase the Investment Securities, the Issuer hereby represents and warrants to the Investor and agrees with the Investor as follows:

3.2.1       The Issuer is a company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands, with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Investment Agreement.

3.2.2       The issue of the Investment Securities has been duly authorized and, when issued to the Investor against full payment for the Investment Securities in accordance with the terms of this Investment Agreement, the Warrant Instrument and the amended and restated memorandum and articles of association of the Issuer (as amended from time to time) and following the updates to the register of members of the Issuer in respect of such Investment Securities (as applicable) in accordance with the Companies Act (As Revised) of the Cayman Islands, the Investment Securities will be validly issued, fully paid and non-assessable (in respect of the Shares), free and clear of all liens or other restrictions (other than those arising under this Investment Agreement, the Warrant Instrument or any applicable laws) and will not have been issued in violation of, or subject to any preemptive or similar rights created under, the Issuer’s amended and restated memorandum and articles of association (as amended from time to time) or under the Companies Act (As Revised) of the Cayman Islands.

3.2.3       This Investment Agreement has been duly authorized and validly executed and delivered by the Issuer and, assuming that this Investment Agreement has been duly authorized, executed and delivered by the Investor, shall constitute the valid and binding obligation of the Issuer and is enforceable against the Issuer in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity (including concepts of materiality, reasonableness, good faith and fair dealing with respect to those jurisdictions that recognize such concepts).

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3.2.4       The execution, delivery and performance of this Investment Agreement by the Issuer (including compliance by the Issuer with all of the provisions hereof) and the issuance and sale of the Investment Securities do not and will not (i) conflict with, or result in a breach or violation of, any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon, any of the property or assets of the Issuer or any of its subsidiaries, as applicable, pursuant to the terms of any indenture, mortgage, charge, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer or any of its subsidiaries, as applicable, is a party or by which the Issuer or any of its subsidiaries, as applicable, is bound or to which any of the property or assets of the Issuer or any of its subsidiaries, as applicable, is subject, (ii) result in any violation of the provisions of the organizational documents of the Issuer or any of its subsidiaries, as applicable, or (iii) result in any violation of any law, statute or any judgment, order, rule, regulation or other legally enforceable requirement of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its subsidiaries, as applicable, or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected, individually or in the aggregate, to have an Issuer Material Adverse Effect. For purposes of this Investment Agreement, an “Issuer Material Adverse Effect” means an event, change, delay, development, occurrence, condition or effect with respect to the Issuer that has a material adverse effect on (x) the assets, business, prospects, shareholders’ equity, results of operation or financial operations of the Issuer and its subsidiaries, taken as a whole, (y) the validity of the Investment Securities, or (z) the legal authority of the Issuer to enter into and timely perform its obligations under this Investment Agreement; provided, however, that no Issuer Material Adverse Effect shall be deemed to have occurred if such event, change, delay, development, occurrence, condition or effect with respect to the Issuer (i) was known by the Rights Holder as at the Execution Date to have already occurred or to be going to occur, or (ii) was directly caused by any act(s) or omission(s) by the Rights Holder, which were or should have been known by the Rights Holder to be likely to cause such material adverse effect to the Issuer.

3.2.5       As of the date of this Investment Agreement, the authorized share capital of the Issuer is $60,000 divided into 500,000,000 Ordinary Shares and 100,000,000 preferred shares, $0.0001 par value per share. As of the date of this Investment Agreement, 221,249,244 Ordinary Shares are issued and outstanding and no preferred shares are issued and outstanding.

3.2.6       Assuming the accuracy of the Investor’s representations and warranties set forth in Section 3.1 of this Investment Agreement, no registration under the Securities Act is required for the offer and sale of the Investment Securities by the Issuer to the Investor.

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3.2.7       Neither the Issuer nor any person acting on its behalf has, directly or indirectly, made any offers or sales of any securities of Issuer or solicited any offers to buy any securities of Issuer under circumstances that would adversely affect reliance by the Issuer on Regulation S of the Securities Act for the exemption from registration for the transactions contemplated hereby or would require registration of the issuance of the Investment Securities under the Securities Act.

3.2.8       The Issuer is not a “U.S. person” (as defined in Regulation S); neither the Issuer, nor its affiliates (as defined in Rule 405 under the Securities Act), nor any person acting on its or their behalf, has engaged or, until the Investment Securities are registered under the Securities Act, will engage in any “directed selling efforts” (as defined in Regulation S), in connection with the offer or sale of any of the Investment Securities and it, its affiliates and any person acting on its or their behalf has complied with and, until the Investment Securities are registered under the Securities Act, will comply with the offering restrictions of Regulation S, and neither the Issuer, nor any person acting on its behalf has offered any of the Investment Securities in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

3.2.9       The Issuer is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by the Issuer of this Investment Agreement (including, without limitation, the issuance of the Investment Securities), other than filings (i) with the Commission of the Registration Statement pursuant to Section 5 of this Investment Agreement, (ii) required by applicable state or federal securities laws, (iii) required by the NYSE and (iv) the failure of which to obtain would not be reasonably expected to have, individually or in the aggregate, an Issuer Material Adverse Effect.

3.2.10       No broker, finder or other financial consultant has acted on the Issuer’s behalf in connection with this Investment Agreement or the transactions contemplated hereby.

3.2.11       The Issuer is in compliance with all applicable laws, except where such non-compliance would not have an Issuer Material Adverse Effect. The Issuer has not received any written, or to its knowledge, other communication from a governmental entity that alleges that the Issuer is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, have an Issuer Material Adverse Effect.

3.2.12       Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, an Issuer Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending against the Issuer, or, to the knowledge of the Issuer, threatened against the Issuer or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against the Issuer.

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3.2.13       The Issuer is not, and immediately after receipt of payment for the Investment Securities will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

3.2.14       Since its formation, neither the Issuer nor, to the Issuer’s knowledge, its subsidiaries, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made or offered to make any unlawful payment or provided or offered to provide anything of value to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law, or (iii) made any other unlawful payment. Since its formation, neither the Issuer nor, to the Issuer’s knowledge, its subsidiaries has directly or knowingly indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other person who is or may be in a position to help or hinder the Issuer or its subsidiaries or assist the Issuer or its subsidiaries in connection with any actual or proposed transaction. Since its formation, the operations of each of the Issuer and, to the Issuer’s knowledge, its subsidiaries are and have been conducted at all times in compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental authority that has jurisdiction over the Issuer or its subsidiaries. Except as permitted by applicable law, neither the Issuer nor, to the Issuer’s knowledge, its subsidiaries or any director, officer, agent, or employee of the Issuer is a person that is, or is controlled or owned 50 percent or more, individually or in the aggregate, by one or more persons that are currently the subject of any Sanctions, nor is the Issuer or any of its subsidiaries located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Cuba, Iran, North Korea and Syria). Neither the Issuer nor, to the Issuer’s knowledge, any of its subsidiaries or any director, officer, agent, or employee of the Issuer has received notice of, or is otherwise aware of, any claim, action, suit, proceedings or investigation involving it with respect to Sanctions.

4.       Closing.

4.1       Subject to the satisfaction or waiver of the conditions set in Section 4.6 and Section 4.7, (i) the closing of the Initial Investment contemplated hereby (the “Initial Investment Closing”) shall occur within ten (10) Business Days from the date on which all the conditions set forth in Section 4.6 and Section 4.7 are satisfied or waived (the “Initial Investment Closing Date”), (ii) the closing of the Further Investment contemplated hereby (the “Further Investment Closing”) shall occur within ten (10) Business Days from the Backstop Date (the “Further Investment Closing Date”), and (iii) the closing of the Additional Further Investment contemplated hereby (the “Additional Further Investment Closing”), if applicable, shall occur within five (5) Business Days from the Fundraise Deadline (the “Additional Further Investment Closing Date”).

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4.2       Prior to or on the relevant Closing Date, the Investor shall deliver to the Issuer an amount equal to the Initial Investment Purchase Price in connection with the Initial Investment Closing, the Further Investment Purchase Price in connection with the Further Investment Closing, or, if applicable, the Additional Further Investment Purchase Price in connection with the Additional Further Investment Closing, which shall be transferred in GBP (applying the Agreed Exchange Rate) in immediately available funds to the account specified in Section 7.3. On the Initial Investment Closing Date after receipt of the Initial Investment Purchase Price from the Investor, the Issuer shall issue the Initial Investment Shares and the Warrants to the Investor. On the Further Investment Closing Date after receipt of the Further Investment Purchase Price from the Investor, the Issuer shall issue the Further Investment Shares to the Investor. On the Additional Further Investment Closing Date, if applicable, the Issuer shall issue the Additional Further Investment Shares to the Investor.

4.3       On each Closing Date, the Issuer shall cause the relevant Investment Securities to be registered in book entry form by updating the register of members of the Issuer, free and clear of any liens or other restrictions whatsoever (other than those arising under state or federal securities laws or as set forth herein or in any other agreement between the Issuer and the Investor), in the name of the Investor (or its nominee in accordance with its delivery instructions) or to a custodian designated by the Investor, as applicable, on Issuer’s register of members (which book entry records shall contain an appropriate notation concerning transfer restrictions of the Investment Securities, in accordance with applicable securities laws of the states of the United States and other applicable jurisdictions), and will provide to the Investor evidence of such issuance from the Transfer Agent.

4.4       On the Initial Investment Closing Date, (i) the Issuer and the Investor shall each deliver duly executed copies of the Lock-Up Agreement, the Registration Rights Agreement and the Side Letter, (ii) the Issuer shall execute the Warrant Instrument and (iii) the Issuer shall file with the Cayman Registrar the Second A&R M&A as duly passed by the shareholders of the Issuer at the EGM and the Second A&R M&A shall become effective immediately upon adoption of the Second A&R M&A by the shareholders.

4.5       On or prior to the Further Investment Closing Date (or the Additional Further Investment Closing Date, if applicable), the Investor shall notify the Issuer in writing of the Further Investment Share Purchase Price (or in the case of the Additional Further Investment Closing, the Additional Further Investment Share Purchase Price) determined by the Investor in accordance with the terms set forth in this Investment Agreement.

4.6       Conditions to Closing of the Issuer. The Issuer’s obligations to sell and issue the relevant Investment Securities pursuant to the terms included herein are subject to the fulfillment or (to the extent permitted by applicable law) written waiver by the Issuer, on or prior to relevant Closing Date, as applicable, of each of the following conditions:

4.6.1       The representations and warranties made by the Investor in Section 3.1 hereof shall be true and correct in all material respects as of the relevant Closing Date (or, if such representation and warranties speak as of another date, as of such date) (other than representations and warranties that are qualified as to materiality or Investor Material Adverse Effect, which representations and warranties shall be so true and correct in all respects as of the relevant Closing Date (or, if such representation and warranties speak as of another date, as of such date)), and consummation of the relevant Closing shall constitute a reaffirmation by the Investor of each of the representations and warranties of the Investor in this Investment Agreement as of the relevant Closing Date.

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4.6.2       The Investor shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions required by this Investment Agreement to be performed, satisfied or complied with by the Investor at or prior to the relevant Closing Date, except where the failure of such performance or compliance would not or would not reasonably be expected to prevent, materially delay, or materially impair the ability of the Investor to consummate the relevant Closing.

4.6.3       There shall not be in force any order, law, rule, regulation, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority enjoining or prohibiting the consummation of the Initial Investment, the Further Investment or the Additional Further Investment, as applicable.

4.7       Conditions to Closing of the Investor. The Investor’s obligation to purchase the relevant Investment Securities pursuant to the terms included herein is subject to the fulfillment or (to the extent permitted by applicable law) written waiver by the Investor, on or prior to the relevant Closing Date, of each of the following conditions:

4.7.1       The representations and warranties made by the Issuer in Section 3.2 hereof shall be true and correct in all material respects as of the relevant Closing Date (or, if such representation and warranties speak as of another date, as of such date) (other than representations and warranties that are qualified as to materiality, Issuer Material Adverse Effect, which representations and warranties shall be so true and correct in all respects as of the relevant Closing Date (or, if such representation and warranties speak as of another date, as of such date)), and consummation of the relevant Closing shall constitute a reaffirmation by the Issuer of each of the representations and warranties of the Issuer in this Investment Agreement as of the relevant Closing Date.

4.7.2       The Issuer shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions required by this Investment Agreement to be performed, satisfied or complied with by the Issuer at or prior to the relevant Closing Date, except where the failure of such performance or compliance would not or would not reasonably be expected to prevent, materially delay, or materially impair the ability of the Issuer to consummate the relevant Closing.

4.7.3       There shall not be in force any order, judgment or injunction by or with any governmental authority in the United States enjoining or prohibiting the consummation of the Initial Investment, the Further Investment or the Additional Further Investment, as applicable.

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4.7.4       The Board shall have called a valid extraordinary general meeting of the Issuer’s members (an “EGM”) in accordance with the Issuer’s amended and restated memorandum and articles of association to vote on the adoption of the Second A&R M&A.

4.7.5       The Second A&R M&A shall have been passed at an EGM; provided, however, that this Section 4.7.5 shall be deemed to have been fully satisfied if a valid EGM to vote on the adoption of the Second A&R M&A has been validly called and the Rights Holder as a member of the Issuer does not vote in favor of the adoption of the Second A&R M&A.

4.7.6       The issued and outstanding Ordinary Shares are listed on an Eligible Market (or any of their respective successors).

4.7.7       No Issuer Material Adverse Effect shall have occurred between March 22, 2023 and (i) in the case of the Initial Investment Closing, the Initial Investment Closing Date, (ii) in the case of the Further Investment Closing, the Backstop Date or (iii) in the case of the Additional Further Investment Closing, the Fundraise Deadline.

4.7.8       The Investor shall have received (i) an opinion of the Cayman Islands counsel to the Issuer as to the valid issuance of the Shares, fully paid and non-assessable and (ii) a “no registration” opinion of the U.S. counsel to the Issuer, each dated as of the relevant Closing Date, and addressed to the Investor.

4.7.9       The Issuer and the Investor shall each deliver duly executed copies of the Registration Rights Agreement, the Warrant Agreement, the Lock-Up Agreement and the Side Letter.

5.       Undertakings.

5.1       The Issuer hereby undertakes that it shall (i) convene a valid EGM in accordance with its amended and restated memorandum and articles of association and seek approval from the Issuer’s shareholders for the adoption of the Second A&R M&A and (ii) not cancel, adjourn or postpone such EGM unless (a) circumstances not related to any transactions contemplated in this Investment Agreement arise, which prevent the EGM from being held, or (b) the Rights Holder is not able to attend and/or vote for the adoption of the Second A&R M&A at the EGM, in which case the Issuer shall use its commercially reasonable efforts to convene a new EGM in accordance with its amended and restated memorandum and articles of association as soon as practicable.

5.2       The Investor shall procure that the Rights Holder, in his capacity as a majority shareholder of the Issuer, (i) shall appear, in person or by proxy, at the EGM where approval for the Second A&R M&A is sought, and (ii) shall vote all the Ordinary Shares beneficially owned by the Rights Holder as of the record date for such meeting in favor of the adoption of the Second A&R M&A.

5.3       The Investor shall procure that the Rights Holder: (a) enters into an election with the Issuer pursuant to section 431(1) of ITEPA in the form approved by HM Revenue and Customs to elect to disapply any restrictions attaching to the Investment Securities when calculating their market value, on the applicable Closing Date (and in any event within 14 days following the applicable Closing Date) and the Issuer shall sign such election (where applicable); and (b) provides the Issuer with such information as it shall request for the purpose of fulfilling its obligations as responsible person within the meaning of section 421L of ITEPA.

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5.4       The Investor undertakes to pay the Issuer, on demand, an amount equal to:

5.4.1       all liabilities to income tax (including under the PAYE system) and in respect of national insurance or social security contributions (but excluding any employer’s national insurance contributions to the extent that it is unlawful for an employer to recover the same from a present or former employee), and any related fines, interest, penalties and expenses due to any Tax Authority in connection therewith, whenever arising, for which the Issuer is required to account (whether a liability of the Investor or the Issuer) in connection with:

(a)       the Investor’s subscription for or holding, transfer, acquisition or disposal of Investment Securities issued by the Issuer, the lifting of any restrictions in respect of such Investment Securities, the issuance, transfer or subsequent exercise of any Warrants, or the occurrence of any charge under chapters 2 to 5 of Part 7 of ITEPA (or equivalent legislation in any applicable jurisdiction) in respect of such Investment Securities;

(b)       the Investor entering into an election pursuant to Section 5.3; or

(c)       any payment required to be made by the Investor pursuant to this Section 5.4 not being made within the period specified in section 222(1)(c) of ITEPA (or equivalent legislation in any applicable jurisdiction); and

5.4.2       all costs and expenses incurred by the Issuer in connection with any claim against the Issuer under this Section 5.4.

6.       Termination. Except for the provisions of this Section 6 and Section 7, which shall survive any termination hereunder, this Investment Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (i) the mutual written agreement of each of the parties hereto to terminate this Investment Agreement, and (ii) if the conditions to Closing set forth in Section 4 of this Investment Agreement are not satisfied at, or are not capable of being satisfied or are not waived by the party entitled to grant such waiver on or prior to, April 5, 2024 (or such other date agreed in writing between the Issuer and the Investor) and, as a result thereof, the Initial Investment contemplated by this Investment Agreement will not be or is not consummated; provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach.

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7.       Miscellaneous.

7.1       Further Assurances.

7.1.1       The Investor acknowledges that the Issuer will rely on the acknowledgments, understandings, agreements, representations and warranties made by the Investor contained in this Investment Agreement. Prior to each Closing, the Investor agrees to promptly notify the Issuer if any of the acknowledgments, understandings, agreements, representations and warranties made by the Investor set forth herein are no longer accurate in all material respects.

7.1.2       The Issuer acknowledges and agrees that the Investor will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Investment Agreement. Prior to each Closing, the Issuer agrees to promptly notify the Investor if any of the agreements, representations and warranties of the Issuer set forth herein are no longer accurate in all material respects.

7.1.3       Each of the Issuer and the Investor is irrevocably authorized to produce this Investment Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

7.1.4       The Issuer may request from the Investor such additional information as the Issuer may deem necessary to evaluate the eligibility of the Investor to acquire the Investment Securities, and the Investor shall promptly provide such information as may be reasonably requested, to the extent available and to the extent consistent with its internal policies and procedures, and provided that Issuer agrees to keep any such information provided by the Investor confidential, except as may be required by applicable law, rule, regulation or in connection with any legal proceeding or regulatory request.

7.1.5       Subject to Section 7.6, each party shall pay all of its own expenses in connection with this Investment Agreement and the transactions contemplated herein.

7.1.6       Each of the Investor and the Issuer shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper, practical or advisable to consummate the transactions contemplated by this Investment Agreement on the terms and conditions described herein.

7.1.7       The Rights Holder shall not exercise his rights under the Second A&R M&A until the Initial Investment Closing Date.

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7.2       Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) Business Days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

7.2.1       if to the Investor, to the address set forth on the Investor’s signature page hereto;

7.2.2       if to the Issuer, to:

Vertical Aerospace Ltd.
Unit 1 Camwal Court, Chapel Street
Bristol BS2 0UW

United Kingdom
Email: #######################

with a copy (which shall not constitute notice) to:

Latham & Watkins (London) LLP
99 Bishopsgate
London, EC2M 3XF
United Kingdom

Attn: David Stewart and Robbie McLaren
Email: ####################### and #######################

7.3       Account Information. The Investor shall make payment of the Purchase Price by wire transfer of GBP in accordance with Section 4.1 to the following account of the Issuer:

Account name:	#######################

Account number:	#######################

IBAN:	#######################

Sort code:	#######################

Bank:	#######################

Currency:	GBP (£)

7.4       Entire Agreement. This Investment Agreement, together with the other Transaction Documentation, constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, between the parties, with respect to the subject matter hereof, including any commitment letter entered into relating to the subject matter hereof.

7.5       Modifications; Amendments; Waivers. This Investment Agreement may not be amended, modified, supplemented or waived except by an instrument in writing, signed by each of the parties hereto. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereto or the exercise of any other right or power.

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7.6       Expenses. The Issuer shall reimburse the Investor for the reasonable and documented fees, expenses and disbursements of legal counsel incurred by the Investor in connection with the transactions contemplated by this Investment Agreement, including, without limitation, (i) the structuring of the Investment, (ii) the negotiation, preparation of this Investment Agreement and the other Transaction Documentation and (iii) the consummation of the Investment.

7.7       Assignment. Neither this Investment Agreement nor any rights, interests or obligations that may accrue to the parties hereunder (including Investor’s rights to purchase the Investment Securities) may be transferred or assigned without the prior written consent of the parties hereto (other than the Investment Securities acquired hereunder, if any, and then only in accordance with this Investment Agreement); provided, that upon prior written notice to the Issuer, the Investor may assign its rights and obligations under this Investment Agreement to one or more of its affiliates; provided further, that no such assignment shall relieve the Investor of its obligations hereunder.

7.8         No Third Party Rights. This Investment Agreement shall not confer rights or remedies upon any person other than the parties hereto and their respective successors and assigns.

7.9       Governing Law. This Investment Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Investment Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Investment Agreement, shall be governed by and construed in accordance with the Laws of the State of New York, including its statute of limitations, without giving effect to principles or rules of conflicts of law thereof, to the extent they would require or permit the application of laws or statute of limitations of another jurisdiction.

7.10       Consent to Jurisdiction; Waiver of Jury Trial. Each of the parties irrevocably consents to the exclusive jurisdiction and venue of any state or federal court sitting in the Borough of Manhattan in the City and State of New York (the “Chosen Courts”), in connection with any matter based upon or arising out of this Investment Agreement. Each party hereby waives, and shall not assert as a defense in any legal dispute, that (i) such person is not personally subject to the jurisdiction of the Chosen Courts for any reason, (ii) such legal proceeding may not be brought or is not maintainable in the Chosen Courts, (iii) such person’s property is exempt or immune from execution, (iv) such legal proceeding is brought in an inconvenient forum or (v) the venue of such legal proceeding is improper. Each party hereby consents to service of process in any such proceeding in any manner permitted by New York law, further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 7.2 and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Notwithstanding the foregoing in this Section 7.10, a party may commence any action, claim, cause of action or suit in a court other than the Chosen Courts solely for the purpose of enforcing an order or judgment issued by the Chosen Courts. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS INVESTMENT AGREEMENT WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS INVESTMENT AGREEMENT. FURTHERMORE, NO PARTY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

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7.11      Severability. If any provision of this Investment Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Investment Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

7.12       No Waiver of Rights, Powers and Remedies. No failure or delay by a party hereto in exercising any right, power or remedy under this Investment Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Investment Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Investment Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

7.13       Remedies.

7.13.1       The parties agree that irreparable damage would occur if this Investment Agreement was not performed or the Closing is not consummated in accordance with its specific terms or was otherwise breached and that money damages or other legal remedies may not be an adequate remedy for any such damage. It is accordingly agreed that the parties hereto shall be entitled to seek equitable relief, including in the form of an injunction or injunctions, to prevent breaches or threatened breaches of this Investment Agreement and to enforce specifically the terms and provisions of this Investment Agreement in an appropriate court of competent jurisdiction as set forth in Section 7.10, this being in addition to any other remedy to which any party is entitled at law or in equity, including money damages. The right to specific enforcement may include the right of the Issuer to cause the Investor and the right of the Investor to cause Issuer to cause the transactions contemplated hereby to be consummated on the terms and subject to the conditions and limitations set forth in this Investment Agreement (including, for the avoidance of doubt, the right to directly enforce each of the covenants and agreements of the Investor under this Investment Agreement). The parties hereto further agree (i) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy, (ii) not to assert that a remedy of specific enforcement pursuant to this Section 7.13 is unenforceable, invalid, contrary to applicable law or inequitable for any reason and (iii) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

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7.13.2       The parties acknowledge and agree that this Section 7.13 is an integral part of the transactions contemplated hereby and without that right, the parties hereto would not have entered into this Investment Agreement.

7.13.3        In any dispute arising out of or related to this Investment Agreement, or any other agreement, document, instrument, or certificate contemplated hereby, or any transactions contemplated hereby or thereby, the applicable adjudicating body shall award to the prevailing party, if any, the reasonable and documented out-of-pocket costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the dispute and the enforcement of its rights under this Investment Agreement or any other agreement, document, instrument, or certificate contemplated hereby, and, if the adjudicating body determines a party to be the prevailing party under circumstances where the prevailing party won on some but not all of the claims and counterclaims, the adjudicating body may award the prevailing party an appropriate percentage of the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the adjudication and the enforcement of its rights under this Investment Agreement or any other agreement, document, instrument, or certificate contemplated hereby or thereby.

7.14      Survival of Representations and Warranties. All representations and warranties made by the parties hereto in this Investment Agreement shall survive the Closing. All of the covenants and agreements made by each party hereto in this Investment Agreement shall survive the Closing until the applicable statute of limitations or in accordance with their respective terms, if a shorter period.

7.15       Headings and Captions. The headings and captions of the various subdivisions of this Investment Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

7.16       Counterparts. This Investment Agreement may be executed in one or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, email or any other form of electronic delivery, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

7.17       Construction. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Investment Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Investment Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party hereto has not breached will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty, or covenant. All references in this Investment Agreement to numbers of shares, per share amounts and purchase prices shall be appropriately adjusted to reflect any share division, share split, share dividend, share combination, recapitalization or the like occurring after the date hereof.

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7.18       Mutual Drafting. This Investment Agreement is the joint product of the parties hereto and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the parties and shall not be construed for or against any party hereto.

8.       Cleansing Statement; Consent to Disclosure.

8.1       The Issuer shall, following the date of this Investment Agreement, promptly issue one (1) or more press releases or file with the Commission a Current Report on Form 6-K disclosing all material terms of the transactions contemplated hereby. From and after the publication of such Form 6-K, the Investor shall not be in possession of any material, non-public information received from the Issuer or any of its officers, directors, employees or agents in connection with the transactions contemplated by this Investment Agreement.

8.2       The Investor hereby consents to the publication and disclosure in (i) any press release or Current Report on Form 6-K issued or filed with the Commission by the Issuer in connection with the execution and delivery of this Investment Agreement or any other filing with the Commission pursuant to applicable securities laws, in each case as and to the extent required by the federal securities laws or the Commission or any other securities authorities and (ii) any other documents or communications provided by the Issuer to any governmental authority or to securityholders of the Issuer, in each case, as and to the extent required by applicable law or the Commission or any other governmental authority, of the Investor’s names and identities and the nature of the Investor’s commitments, arrangements and understandings under and relating to this Investment Agreement and, if deemed required or appropriate by the Issuer, a form (excluding details specific and personal to the Investor) of this Investment Agreement; provided that, in the case of such disclosures by the Issuer, the Issuer shall provide the Investor with prior written notice (including by e-mail) of such permitted disclosure, and shall reasonably consult with the Investor regarding such disclosure, in each case, to the extent such disclosure specifically names the Investor. Investor will promptly provide any information reasonably requested by the Issuer for any regulatory application or filing made or approval sought in connection with the transactions contemplated in this Investment Agreement (including filings with the Commission).

[Signature Page Follows]

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IN WITNESS WHEREOF, each of the Issuer and the Investor has executed or caused this Investment Agreement to be executed by its duly authorized representative as of the date set forth below.

ISSUER:

VERTICAL AEROsPACE LTD.

By:	/s/ Michael Flewitt
Name: Michael Flewitt
Title: Chairman

[Investment Agreement – Signature Page]

Accepted and agreed this 22nd day of February 2024.
INVESTOR: Signature of Investor:

By:	/s/ Stephen Fitzpatrick
Name:	Stephen Fitzpatrick
Title:	Director

Name of Investor:

Imagination Aero Investments Limited (Please print. Please indicate name and capacity of person signing above)

Name in which securities are to be registered (if different from the name of Investor listed directly above):

Address:

United House, 9 Pembridge Road,
London, W11 3JY
United Kingdom

Email Address:

#######################
Aggregate Purchase Price: Up to $50,000,000

You must pay the applicable Purchase Price by wire transfer of GBP (£) in immediately available funds in accordance with Section 4.2 of this Investment Agreement on the applicable Closing Date, to the account specified by the Issuer in Section 7.3.

[Investment Agreement – Signature Page]

SCHEDULE I

ELIGIBILITY REPRESENTATIONS OF INVESTOR

This Schedule I should be completed by the Investor
and constitutes a part of the Investment Agreement.

Please indicate the basis of the undersigned’s (the “Investor”) status as a “qualified institutional buyer” (as defined in Rule 144A promulgated under the Securities Act) or an “accredited investor” (as defined in Regulation D promulgated under the Securities Act) by answering the following questions.

A.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the applicable subparagraphs):

☐	We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) (a “QIB”) and have marked and initialed the appropriate box on the following pages indicating the provision under which we qualify as a QIB.

☐	We are purchasing the Investment Securities as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

*** OR ***

B.	ACCREDITED INVESTOR STATUS (Please check the applicable subparagraph):

☐	We are an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7), (8), (9), (12) or (13) under the Securities Act) and have marked and initialed the appropriate box on the following pages indicating the provision under which we qualify as an institutional “accredited investor.” We are not a natural person.

☐	We are an individual “accredited investor” (within the meaning of Rule 501(a)(4), (5), (6), (10) or (11) under the Securities Act) and have marked and initialed the appropriate box on the following pages indicating the provision under which we qualify as an individual “accredited investor.”

*** OR ***

C.	NON-US PERSON INVESTOR STATUS:

☒	We are not a U.S. Person (within the meaning of Rule 902(k) under the Securities Act) or a United States person (within the meaning of Section 7701(a)(3) of the Internal Revenue Code of 1986, as amended).

*** AND ***

D.	AFFILIATE STATUS

(Please check the applicable box)

INVESTOR:

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Issuer or acting on behalf of an affiliate of the Issuer.***

Qualified Institutional Buyer

The Investor is a “qualified institutional buyer” (within the meaning of Rule 144A under the Securities Act) if it is an entity that meets any one of the following categories at the time of the sale of securities to the Investor. (Please check the applicable subparagraphs below to indicate the basis on which you are a “qualified institutional buyer”):

☐      The Investor is an entity that, acting for its own account or the accounts of other qualified institutional buyers, in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with the Investor and:

☐      is an insurance company as defined in section 2(a)(13) of the Securities Act;

☐      is an investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), or any business development company as defined in section 2(a)(48) of the Investment Company Act;

☐      is a Small Business Investment Company licensed by the US Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958, as amended (“Small Business Investment Act”) or any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act;

☐      is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees;

☐      is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”);

☐      is a trust fund whose trustee is a bank or trust company and whose participants are exclusively (a) plans established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, of (b) employee benefit plan within the meaning of Title I of the ERISA, except, in each case, trust funds that include as participants individual retirement accounts or H.R. 10 plans;

☐      is a business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”);

☐      is an organization described in section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the “Code”), corporation (other than a bank as defined in section 3(a)(2) of the Securities Act, a savings and loan association or other institution referenced in section 3(a)(5)(A) of the Securities Act, or a foreign bank or savings and loan association or equivalent institution), partnership, limited liability company or Massachusetts or similar business trust;

☐      is an investment adviser registered under the Investment Advisers Act; or

☐      Any institutional accredited investor, as defined in rule 501(a) under the Securities Act (17 CFR 230.501(a)), of a type not listed in paragraphs (a)(l)(i)(A) through (I) or paragraphs (a)(l)(ii) through (vi) of Rule 501.

☐      The Investor is a dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $10 million of securities of issuers that are not affiliated with the Investor;

☐      The Investor is a dealer registered pursuant to Section 15 of the Exchange Act acting in a riskless principal transaction on behalf of a qualified institutional buyer;

☐      The Investor is an investment company registered under the Investment Company Act, acting for its own account or for the accounts of other qualified institutional buyers, that is part of a family of investment companies1 which own in the aggregate at least $100 million in securities of issuers, other than issuers that are affiliated with the Investor or are part of such family of investment companies;

☐      The Investor is an entity, all of the equity owners of which are qualified institutional buyers, acting for its own account or the accounts of other qualified institutional buyers; or

☐      The Investor is a bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act, or any foreign bank or savings and loan association or equivalent institution, acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with the Investor and that has an audited net worth of at least $25 million as demonstrated in its latest annual financial statements, as of a date not more than 16 months preceding the date of sale of securities in the case of a US bank or savings and loan association, and not more than 18 months preceding the date of sale of securities for a foreign bank or savings and loan association or equivalent institution.

1 “Family of investment companies” means any two or more investment companies registered under the Investment Company Act, except for a unit investment trust whose assets consist solely of shares of one or more registered investment companies, that have the same investment adviser (or, in the case of unit investment trusts, the same depositor); provided that, (a) each series of a series company (as defined in Rule 18f-2 under the Investment Company Act) shall be deemed to be a separate investment company and (b) investment companies shall be deemed to have the same adviser (or depositor) if their advisers (or depositors) are majority-owned subsidiaries of the same parent, or if one investment company’s adviser (or depositor) is a majority-owned subsidiary of the other investment company’s adviser (or depositor)

OR

Accredited Investor

Rule 501(a) under the Securities Act, in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Investor has indicated, by marking and initialing the appropriate box(es) below, the provision(s) below which apply to Investor and under which Investor accordingly qualifies as an “accredited investor.”

☐          The Investor is an entity which falls within one of the following categories of accredited investor set forth in Rule 501(a) of Regulation D under the Securities Act:

☐      A bank as defined in Section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity.

☐      A broker or dealer registered pursuant to Section 15 of the Exchange Act.

☐      An investment adviser registered pursuant to Section 203 of the Investment Advisers Act or registered pursuant to the laws of a state.

☐      An insurance company as defined in Section 2(a)(13) of the Securities Act.

☐      An investment company registered under the Investment Company Act or a business development company as defined in Section 2(a)(48) of the Investment Company Act.

☐      A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

☐      A Rural Business Investment Company as defined in Section 384A of the Consolidated Farm and Rural Development Act.

☐      Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such a plan has total assets in excess of $5,000,000.

☐      An employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if (i) the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000, or (iii) the employee benefit plan is a self-directed plan, with investment decisions made solely by persons that are accredited investors as described in one or more of the categories set forth in this Schedule I. NOTE: To the extent that reliance is placed on clause (iii), each person must complete a copy of this Accredited Investor Questionnaire, signing next to each response, and submit such copy to the Issuer.

☐      Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act.

☐      The Investor is a corporation, partnership, limited liability company, trust or other organization described in Section 501(c)(3) of the Code, or Massachusetts or similar business trust, not formed for the specific purpose of acquiring the securities, with total assets in excess of $5,000,000.

☐      The Investor is a natural person with individual net worth (or joint net worth with spouse or spousal equivalent (i.e., a cohabitant occupying a relationship generally equivalent to that of a spouse)) in excess of $1 million. For purposes of this item, “net worth” means the excess of total assets at fair market value, including automobiles and other personal property but excluding the value of the primary residence of such natural person (and including property owned by a spouse or spousal equivalent other than the primary residence of the spouse or spousal equivalent), over total liabilities. (For this purpose, the amount of any mortgage or other indebtedness secured by an investor’s primary residence should not be included as a “liability”, except to the extent (i) the fair market value of the residence is less than the amount of such mortgage or other indebtedness or (ii) such indebtedness existing on the date of the acceptance of the investor’s purchase of Investment Securities exceeds the indebtedness that existed sixty (60) days preceding such date and such indebtedness was not as a result of the acquisition of the investor’s primary residence).

☐      The Investor is a natural person with individual income (without including any income of the Investor’s spouse or spousal equivalent) in excess of $200,000, or joint income with spouse or spousal equivalent of $300,000, in each of the two most recent years and who reasonably expects to reach the same income level in the current year

☐      Any trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of Regulation D.

☐      Any family office, as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act: (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of investing in the Issuer, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

☐      Any entity not otherwise listed above, not formed for the specific purpose of acquiring the securities, and owning investments, as defined in Rule 2a51-1(b) under the Investment Company Act, in excess of $5,000,000.

☐	The Investor is a natural person holding in good standing one or more of the following certifications: General Securities Representative license (Series 7), Private Securities Offerings Representative license (Series 82), and Investment Adviser Representative license (Series 65).

☐	The Investor is a natural person who is a “knowledgeable employee”, as defined in Rule 3c-5(a)(4) under the Investment Company Act, of the Issuer or the Series.

☐	The Investor is a family client, as defined in Rule 202(a)(11)(G)-1 under the Investment Act, of a “family office” (as described below).

☐	Investor is an entity in which all of the equity owners are accredited investors as described in one or more of the categories set forth in this Schedule I.

Name of Investor:	Imagination Aero Investments Limited

Signature of Investor:	/s/ Stephen Fitzpatrick

EXHIBIT A

FORM OF LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (the “Agreement”) is made and entered into as of , 2024 between Imagination Aero Investments Limited, a company incorporated in England and Wales with company number 15467761 (the “Holder”) and Vertical Aerospace Ltd., a Cayman Islands exempted company incorporated with limited liability, with its principal executive office at Unit 1 Camwal Court, Chapel Street Bristol BS2 0UW United Kingdom (the “Company”). The Holder and the Company are sometimes referred to herein individually as a “Party” and collectively as the “Parties.” Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Investment Agreement (as defined below).

WHEREAS, the Company and the Holder entered into that certain Investment Agreement, dated [ • ], 2024 (the “Investment Agreement”), pursuant to which, among other things, the Holder agreed to purchase, and the Company agreed to issue and sell to the Holder newly-issued ordinary shares of the Company, par value $0.0001 per share (the “Ordinary Shares”). Upon consummation of transactions contemplated by the Investment Agreement by the relevant Closing Date (as defined below) as set forth in the Investment Agreement, the Holder will hold the Initial Investment Shares, the Further Investment Shares and, if applicable, the Additional Further Investment Shares (as such terms are defined in the Investment Agreement, collectively, the “Shares”).

WHEREAS, in view of the valuable consideration to be received by the Holder thereunder, the Company and the Holder desire to enter into this Agreement, pursuant to which the Shares shall become subject to the limitations on disposition and other restrictions as set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the Parties hereby agree as follows:

1.             For purposes of this Agreement:

(a)                 the term “Change of Control” means the transfer, whether by tender offer, merger, consolidation or other similar transaction, in one transaction or a series of related transactions, to a person or group of affiliated persons, of share capital if, after such transfer, such person or group of affiliated persons would hold at least a majority of the outstanding voting securities of the Company (or the surviving entity);

(b)                the term “Closing Date” means, (i) with respect to the Initial Investment Shares, the Initial Investment Closing Date, (ii) with respect to the Further Investment Shares, the Further Investment Closing Date and (iii) with respect to the Additional Further Investment Shares, if any, the Additional Further Investment Closing Date;

(c)                 the term “Affiliate” of a specified person means a person (including, for the avoidance of doubt, an individual) who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person;

(d)                the term “Immediate Family” means, with respect to any natural person, any of the following: such person’s spouse, the siblings of such person and his or her spouse, and the direct descendants and ascendants (including adopted and step children and parents) of such person and his or her spouses and siblings;

(e)                 the term “Lock-Up Period” means the period beginning (i) with respect to the Initial Investment Shares, the Initial Investment Closing Date, (ii) with respect to the Further Investment Shares, the Further Investment Closing Date and (iii) with respect to the Additional Further Investment Shares, if any, the Additional Further Investment Closing Date, and ending, in each case, on the date that is one hundred and eighty (180) days after the relevant Closing Date;

(f)                  the term “Lock-Up Shares” means Shares issued to the Holder pursuant to the Investment Agreement (for the avoidance of any doubt, including the Initial Investment Shares, the Further Investment Shares and, if any, the Additional Further Investment Shares), together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted;

(g)                 the term “Permitted Transferees” means any person to whom the Holder is permitted to transfer Lock-Up Shares prior to the expiration of the Lock-up Period pursuant to Section 2(a); and

(h)                 the term “Transfer” means the (A) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations promulgated thereunder, with respect to, any security, (B) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (C) public announcement of any intention to effect any transaction specified in clause (A) or (B).

2.             Lock-Up Provisions.

(a)                 The Holder hereby agrees that it shall not, and shall cause any of its Permitted Transferees not to, Transfer any Lock-Up Shares during the Lock-Up Period (the “Transfer Restriction”). Notwithstanding the foregoing, the Holder or any of its Permitted Transferees may Transfer any or all of the Lock-Up Shares during the Lock-Up Period: (i) to the Holder’s officers or directors; (ii) to any Affiliate(s) of the Holder (including, for the avoidance of doubt, Stephen Fitzpatrick); (iii) in respect of (i) or (ii), in the case of an individual, by gift to a member of such individual’s Immediate Family or to a trust, the beneficiary of which is a member of such individual’s Immediate Family or to a charitable organization; (iv) in respect of (i) or (ii), in the case of an individual, by virtue of laws of descent and distribution upon death of such individual or pursuant to operation of law pursuant to a qualified domestic order or in connection with a divorce settlement; (v) in the case of any Permitted Transferee that is a corporation, partnership, limited liability company, trust or other business entity, to any partners (general or limited), members, managers, shareholders or holders of similar equity interests in the Permitted Transferee (or, in each case, its nominee or custodian) or any of its Affiliates; (vi) by virtue of any binding law or order of a governmental entity or by virtue of any Permitted Transferee’s organizational documents upon liquidation or dissolution of the Permitted Transferee; (vii) for the purposes of granting a pledge(s) of Lock-Up Shares as security or collateral in connection with any borrowing or the incurrence of any indebtedness by a Permitted Transferee (provided that such borrowing or incurrence of indebtedness is secured by a portfolio of assets or equity interests issued by multiple issuers); or (viii) pursuant to a bona fide tender offer, merger, consolidation or other similar transaction, in each case made to all holders of Ordinary Shares, involving a Change of Control (including negotiating and entering into an agreement providing for any such transaction), provided, however, that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Lock-Up Shares shall remain subject to the Transfer Restriction.

(b)                During the Lock-Up Period, each certificate (if any are issued) evidencing any Lock-Up Shares shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF                     , 2024, BY AND BETWEEN THE ISSUER OF SUCH SECURITIES (THE “ISSUER”) AND THE ISSUER’S SECURITY HOLDER NAMED THEREIN, AS AMENDED. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

Promptly upon the Transfer Restriction ceasing to apply in respect of a particular portion of Lock-Up Shares, the Company shall take all reasonable steps required to remove such legend from the certificates evidencing the relevant Lock-Up Shares, including issuing new share certificates in respect of the relevant Lock-Up Shares.

(c)                 For the avoidance of any doubt, the Holder (or a Permitted Transferee, if applicable) shall retain all of its rights as a shareholder of the Company with respect to the Lock-Up Shares during the Lock-Up Period, including the right to vote any Lock-Up Shares.

3.              Miscellaneous.

(a)                 Adjustment. The share prices referenced in this Agreement will be equitably adjusted on account of any changes in the equity securities of the Company by way of stock split, reverse stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means.

(b)                Transfers. If any Transfer is made or attempted contrary to the provisions of this Agreement, such Transfer shall be null and void ab initio, and the Company shall refuse to recognize any such transferee of the Lock-Up Shares, as applicable, as one of its equity holders for any purpose. In order to enforce this Section 3(b), the Company may impose stop-transfer instructions with respect to any relevant Lock-Up Shares (and any permitted transferees and assigns thereof), as applicable, until the end of the Lock-Up Period.

(c)                 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective permitted successors and assigns. Except as otherwise provided in this Agreement, this Agreement and all obligations of the Parties are personal to the Parties and may not be transferred or delegated by the Parties at any time.

(d)                Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

(e)                 Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York as applied to agreements among New York residents entered into and to be performed entirely within New York, without giving effect to any choice of law or conflict of law, provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of New York. Each party hereto (a) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with this Section 3(e) or in such other manner as may be permitted by applicable law, that such process may be served in the manner of giving notices in Section 3(h) and that nothing in this Section 3(e) shall affect the right of any party to serve legal process in any other manner permitted by applicable law, (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any action or proceeding to the exclusive jurisdiction of the Federal courts of the United States or the courts of the State of New York, in each case located within the City of New York, in the event any dispute or controversy arises out of this Agreement or the transactions contemplated hereby, or for recognition and enforcement of any order in respect thereof, (c) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court, (d) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated hereby shall be brought, tried and determined only in the Federal courts of the United States or the courts of the State of New York, in each case located within the City of New York, (e) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same, and (f) agrees that it will not bring any action or proceeding relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each party hereto agrees that a final order in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the order or in any other manner provided by applicable law.

(f)                  WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (i) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3(f).

(g)                 Interpretation. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(h)                 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by e-mail (having obtained electronic delivery confirmation thereof), (iii) one (1) Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, provided, however, that notice given pursuant to clauses (iii) and (iv) above shall not be effective unless a duplicate copy of such notice is also given in person or by e-mail (having obtained electronic delivery confirmation thereof), in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Company, to: Vertical Aerospace Ltd. Unit 1 Camwal Court, Chapel Street Bristol BS2 0UW United Kingdom Email: #####################

With a copy to (which shall not constitute notice):

Latham & Watkins (London) LLP
99 Bishopsgate
London, EC2M 3XF
United Kingdom
Attn: David Stewart and Robbie McLaren
Email: ##################### and #####################

If to the Holder, to: Imagination Aero Investments Limited United House, 9 Pembridge Road, London W11 3JY United Kingdom Email: #####################	With a copy to (which shall not constitute notice): Milbank LLP 100 Liverpool Street | London EC2M 2AT Attn: Trevor K. Truman Email: #####################

(i)                  Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the Holder. No failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(j)                  Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(k)                 Specific Performance. The Holder acknowledges that its obligations under this Agreement are unique, recognizes and affirms that in the event of a breach of this Agreement by the Holder, money damages will be inadequate and the Company will have no adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Holder in accordance with their specific terms or were otherwise breached. Accordingly, the Company shall be entitled to an injunction or restraining order to prevent breaches of this Agreement by the Holder and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

(l)                  Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the Parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the Parties is expressly canceled; provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the Parties under the Investment Agreement or any other Transaction Documentation (as defined in the Investment Agreement). Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of the Company or any of the obligations of the Holder under any other agreement between the Holder and the Company, or any certificate or instrument executed by the Holder in favor of the Company, and nothing in any other agreement, certificate or instrument shall limit any of the rights or remedies of the Company or any of the obligations of the Holder under this Agreement.

(m)                Further Assurances. From time to time, at another Party’s request and without further consideration (but at the requesting Party’s reasonable cost and expense), each Party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(n)                 Counterparts; Facsimile. This Agreement may also be executed and delivered by facsimile signature or by email in portable document format in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

 IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

HOLDER:

IMAGINATION AERO INVESTMENTS LIMITED

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

COMPANY:

VERTICAL AEROSPACE LTD.

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

EXHIBIT B

FORM OF WARRANT INSTRUMENT

Date: ___________ 2024
VERTICAL AEROSPACE LTD.
WARRANT INSTRUMENT
99 Bishopsgate London EC2M 3XF United Kingdom Tel: +44.20.7710.1000 www.lw.com

This instrument (the “Deed”) is made on _______________ 2024

BY:

VERTICAL AEROSPACE LTD., a Cayman Islands exempted company incorporated with limited liability, with its registered office at c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008, Cayman Islands (the “Company”)

WHEREAS

A.	The Company and Imagination Aero Investments Limited (the “Investor”) have entered into that certain Investment Agreement dated as of [ ● ], 2024 (the “Investment Agreement”), pursuant to which the Investor agreed to purchase, and the Company agreed to issue and sell to the Investor, up to $50,000,000 of (i) newly issued Ordinary Shares (as defined below) and (ii) Warrants (as defined below), in each case at purchase prices specified in the Investment Agreement (the “Investment”) and this Deed.

B.	In connection with the Investment and pursuant to the Investment Agreement, the Investor has agreed to purchase Warrants at $0.10 per Warrant (the “Warrant Purchase Price”), and the Company has, by resolution of the Directors passed on [ ● ] 2024, resolved to create and issue the Warrants to the Investor to subscribe for the Warrant Shares on the terms set out in this Deed.

C.	Concurrently with the execution and delivery of this Deed, the Company and the Investor will enter into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the Company will grant to the Investor certain registration rights in connection with the Warrant Shares (as defined below) and a Lock-up Agreement (the “Lock-up Agreement”) pursuant to which the Investor agrees not to transfer the Ordinary Shares for a certain period of time following the issuance of such Ordinary Shares, subject to certain exceptions specified therein.

IT IS AGREED THAT

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Deed, unless the context otherwise requires, each of the following words and expressions shall have the following meanings:

“Act” means the Companies Act (as revised) of the Cayman Islands;

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person;

“Articles” means the articles of association of the Company (as amended from time to time);

“Beneficially Own” and “Beneficial Owner” have the meaning given to such terms in Rule 13d-3 under the Exchange Act;

“Business Day” means a day on which the English clearing banks are ordinarily open for the transaction of normal banking business in the City of London and New York, New York, U.S.A. (other than a Saturday or Sunday);

“Certificate” means a certificate evidencing a Warrantholder’s entitlement to the Warrants (as applicable) in the form, or substantially in the form, set out in Part 1 of Schedule 1;

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“Change of Control” means the occurrence of any of the following: (a) the Company becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of any person or Group, becoming in a single transaction or a series of transactions, by way of merger, consolidation or other business combination, purchase or otherwise, the Beneficial Owner of more than 50.0% of the voting power of all of the Company’s then-outstanding share capital; or (b) the consummation of (1) any sale, lease or other transfer, in one transaction or a series of transactions, of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, to any person or Group or (2) any transaction or series of related transactions in connection with which (whether by means of merger, consolidation, share exchange, combination, reclassification, recapitalization, acquisition, liquidation or otherwise) all of the Shares are exchanged for, converted into, acquired for or constitutes solely the right to receive, other securities, cash or other property; provided, however, that any transaction in which the Company or any direct or indirect parent entity of the Company becomes a subsidiary of another person, or any transaction described in clause (b)(2) above, will not constitute a Change of Control if the persons beneficially owning all of the voting power of the common equity of the Company or such parent entity immediately prior to such transaction Beneficially Own, directly or indirectly through one or more intermediaries, more than 50.0% of all voting power of the common equity of the Company or such parent entity or the surviving, continuing or acquiring company or other transferee, as applicable, immediately following the consummation of such transaction, in substantially the same proportions vis-à-vis each other immediately before such transaction (other than changes to such proportions solely as a result of the exercise of share and/or cash elections in any merger or combination providing for elections), provided that, any transaction or event described in both clause (a) and in clause (b)(1) or (b)(2) of this definition will be deemed to occur solely pursuant to clause (b);

“Commission” means the U.S. Securities and Exchange Commission;

“Company Group” means the Company and each of its subsidiaries from time to time;

“Control” of the relevant entity means the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to: (i) cast, or control the casting of, more than one-half of the maximum number of votes that might be cast at a general meeting of the relevant entity; (ii) appoint or remove all, or the majority, of the directors or other equivalent officers of the relevant entity; or (iii) give directions with respect to the operating and financial policies of the relevant entity with which the directors or other equivalent officers of such relevant entity are obliged to comply;

“Depositary” means The Depositary Trust Company;

“Directors” means the duly appointed directors of the board of directors of the Company from time to time;

“Encumbrance” means a mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third party right or interest, other encumbrance or security interest of any kind, or another type of preferential arrangement (including a title transfer or retention arrangement) having similar effect;

“Exchange Act” means the Securities Exchange Act of 1934, as amended;

“Fair Market Value” of any asset as of any date of determination means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm’s length transaction;

“Group” shall mean any group of one or more persons if such group would be deemed a “group” as such term is used in Section 13(d)(3) or Section 14(d)(2) of the Exchange Act;

“Indemnity” means, where a Certificate has been mutilated, defaced, lost, stolen or destroyed, an indemnity in the place thereof in a form as the Directors may decide (in their sole discretion) against all losses which may be suffered or incurred directly or indirectly in connection with the mutilation, defacement, loss, theft or destruction of such Certificate;

“Initial Investment Closing Date” shall have the meaning ascribed to such term in the Investment Agreement;

“Investment” shall have the meaning ascribed to such term in the Recitals;

“Investment Agreement” shall have the meaning ascribed to such term in the Recitals;

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“Investor” shall have the meaning ascribed to such term in the Recitals;

“Lock-up Agreement” shall have the meaning ascribed to such term in the Recitals;

“Ordinary Shares” means the ordinary shares of the Company, par value $0.0001 per share;

“Outstanding Options” means, at the relevant time, all outstanding options, warrants or other outstanding rights (whether or not conditional or contingent and assuming full performance of any performance linked rights), to subscribe for equity shares of the Company or securities which are convertible into equity shares of the Company, including any agreement or commitment of the Company to issue or grant any such options, warrants or right;

“Person” means an individual, company, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organisation, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof;

“Register” means the register of the Warrants maintained by the Company at its Registered Office or such other location as the Company may in its absolute discretion determine;

“Registered Office” means the registered office of the Company from time to time;

“Registration Rights Agreement” shall have the meaning ascribed to such term in the Recitals;

“Shareholder(s)” means all of the registered holders of the Shares from time to time;

“Shares” means the issued shares of the Company from time to time;

“Subscription Price” means $5.00 per Warrant Share subject to any adjustments pursuant to Clause 5.1;

“Subscription Rights” means the right to subscribe in cash at the Subscription Price for the Warrant Shares;

“Transfer Agent” shall have the meaning ascribed to such term in Clause 4.4;

“Warrant Purchase Price” shall have the meaning ascribed to such term in the Recitals;

“Warrant Register” shall have the mean the books of the Transfer Agent for the original issuance and the registration of transfer of the Warrants;

“Warrant Shares” means 50,000,000 Ordinary Shares to be received upon exercise of the Warrants;

“Warrantholder(s)” means the relevant person(s) whose name(s) appear(s) in the Register as the respective holder(s) of the Warrants (as applicable) and, for any period during which the Warrants are not issued and outstanding under this Deed, means the Investor; and

“Warrants” means 50,000,000 warrants of the Issuer, which will entitle the holder to purchase one Ordinary Share at a strike price of $5.00 per warrant.

1.2	In this Deed, unless the context otherwise requires:

(a)	references to:

(i)	statutes or statutory provisions include references to any orders or regulations made thereunder and references to any statute, provision, order or regulation include references to that statute, provision, order or regulation as amended, modified, re-enacted or replaced from time to time whether before or after the date hereof (subject as otherwise expressly provided herein) and to any previous statute, statutory provision, order or regulation amended, modified, re-enacted or replaced by such statute, provision, order or regulation;

(ii)	“dollars” or “$” are references to the lawful currency from time to time of the United States of America;

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(iii)	clauses and schedules are references to clauses of, and the schedules to, this Deed;

(iv)	writing shall include any modes of reproducing words in a legible and non-transitory form; and

(v)	this Deed include this Deed as amended or varied in accordance with its terms;

(b)	the index to and the headings to clauses and paragraphs of this Deed are for information only and shall not form part of the operative provisions of, and shall be ignored in construing, this Deed;

(c)	words denoting the singular shall include the plural and vice versa, words denoting any gender shall include all genders and words denoting persons shall include bodies corporate and unincorporated, associations, partnerships and individuals;

(d)	the schedules form part of the operative provisions of this Deed and references to this Deed shall include references to the schedules;

(e)	words introduced by the word “other” shall not be given a restrictive meaning because they are preceded by words referring to a particular class of acts, matters or things; and

(f)	general words shall not be given a restrictive meaning because they are followed by words which are particular examples of the acts, matters or things covered by the general words and the words “includes” and “including” shall be construed without limitation.

2.	EFFECTIVENESS AND CONDITIONS

2.1	The issuance of the Warrants and the Warrantholders’ right to exercise the Subscription Rights shall be subject to the terms and conditions of this Deed.

2.2	When issued, the Warrants are subject to the Articles and the terms and conditions of this Deed, which are binding upon the Company and the Warrantholders. In the event of a conflict between the terms and conditions of this Deed and the Articles, this Deed shall prevail.

3.	ISSUE OF THE WARRANTS

3.1	Subject to Clause 2.1, on the Initial Investment Closing Date and upon receipt of the Warrant Purchase Price paid in cash, the Company shall:

(a)	issue the Warrants to the Investor with the Subscription Rights attached thereto;

(b)	provide the Investor with a copy of the Director resolutions regarding the Directors’ authority to issue the Warrants;

(c)	enter the name of the Investor in the Register as the holder of the Warrants; and

(d)	within five (5) Business Days of entering the name of the Investor in the Register: (i) deliver to the Investor a copy of the Register; and (ii) issue to the Investor, without charge, a Certificate which shall be evidence of the entitlement to all rights attaching to the Warrants.

4.	EXERCISE OF SUBSCRIPTION RIGHTS

4.1	The Subscription Rights in respect of each Warrant shall become exercisable immediately upon receipt of the relevant Certificate in respect of such Warrant pursuant to Clause 3.

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4.2	If and to the extent unexercised, the Subscription Rights in respect of all Warrants shall automatically be deemed to lapse at 5:00 pm, New York City time on the earliest to occur of (i) the date that is [ten (10)] years after the date of the issuance of the Warrants and (ii) the liquidation of the Company, and the Warrants shall automatically be deemed to be cancelled upon termination of this Deed.

4.3	Subject to the terms of this Deed, the Warrantholders may exercise the Subscription Rights in respect of a Warrant by:

(a)	delivering to the Company in accordance with the provisions of Schedule 2 attached hereto: (i) a duly completed and irrevocable Notice of Exercise in order to exercise the Subscription Rights in respect of the Warrants (as applicable); and (ii) its Certificate, or, as the case may be, an Indemnity in respect thereof; and

(b)	paying the Subscription Price payable for the Warrant Shares in cash to the Company by such mode as the Company and the Warrantholder shall have previously agreed (including, but not limited to, wire transfer), the delivery and payment of which is irrevocable.

4.4	Within five (5) Business Days of receipt of the Notice of Exercise, the Company shall instruct the transfer agent for the Shares (the “Transfer Agent”) to record the issuance of the Warrant Shares subscribed for pursuant to the Notice of Exercise to the Warrantholder in book-entry form pursuant to the Transfer Agent’s regular procedures. The Warrant Shares will be deemed to have been issued, and the Warrantholder will be deemed to have become a holder of record of such shares for all purposes, as of the date the Transfer Agent records such issuance.

5.	ADJUSTMENTS

5.1	Share Dividends, Subdivision, Combinations and Consolidations. If the Company, at any time on or after the date of this Deed: (i) pays a share dividend or makes a distribution on the Shares in the form of Ordinary Shares, (ii) subdivides outstanding Shares into a larger number of shares, or (iii) combines or consolidates (including, without limitation, by reverse share split) outstanding Shares into a smaller number of shares, then, in each case, the number of Shares issuable after such event upon exercise of the Subscription Rights in respect of the Warrants will be equal to the number of Shares issuable upon exercise of the Subscription Rights in respect of the Warrants prior to such event multiplied by a fraction of which the numerator will be the number of Shares outstanding immediately after such event and of which the denominator will be the number of Shares outstanding immediately before such event, and the Subscription Price will be proportionately adjusted such that the aggregate Subscription Price of the Warrant Shares will remain unchanged. Any adjustment made pursuant to this Clause 5.1 will become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and will become effective immediately after the effective date in the case of a subdivision, combination or consolidation. The Company shall procure that the Register is updated accordingly within ten (10) Business Days of the date on which the adjustment became effective.

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5.2	Reclassifications, Reorganizations, Consolidations and Mergers. In the event of (i) any capital reorganization of the Company, (ii) any reclassification or recapitalization of the share capital of the Company (other than (A) a change in par value or from par value to no par value or from no par value to par value or (B) as a result of a share dividend, subdivision, combination or consolidation of shares as to which Clause 5.1 will apply), or (iii) any Change of Control, consolidation or merger of the Company with or into another Person (where the Company is not the surviving corporation or where there is a change in or distribution with respect to the Warrant Shares then issuable upon exercise of the Subscription Rights in respect of the Warrants), the Warrants will, after such reorganization, reclassification, recapitalization, Change of Control, consolidation or merger, be exercisable for the kind and number of shares or other securities or property (“Alternate Consideration”) of the Company or of the successor corporation resulting from such consolidation or surviving such merger, if any (and/or the issuer of the Alternate Consideration, as applicable) to which the holder of the number of Shares underlying the Warrants (at the time of such reorganization, reclassification, recapitalization, consolidation or merger) would have been entitled upon such reorganization, reclassification, recapitalization, Change of Control, consolidation or merger. In such event, the aggregate Subscription Price otherwise payable for Warrant Shares will be allocated among the Alternate Consideration receivable as a result of such reorganization, reclassification, recapitalization, Change of Control, consolidation, or merger in proportion to the respective Fair Market Value of such Alternate Consideration, but in a manner in which the aggregate Subscription Price of the Warrant Shares will remain materially unchanged. If and to the extent that the Shareholders have the right to elect the kind or amount of consideration receivable upon consummation of such reorganization, reclassification, recapitalization, Change of Control, consolidation or merger, then the consideration that the Warrantholders will be entitled to receive upon exercise will be specified by each Warrantholder, which specification will be made by the Warrantholders by the later of (A) ten (10) Business Days after the Warrantholders are provided with a final version of all material information concerning such choice as is provided to the Shareholders and (B) the last time at which the Shareholders are permitted to make their specifications known to the Company; provided, however, that if a Warrantholder fails to make any specification within such time period, such Warrantholder’s choice will be deemed to be whatever choice is made by a plurality of all Shareholders that are not affiliated with the Company (or, in the case of a consolidation or merger, any other party thereto) and affirmatively make an election (or of all such holders if none of them makes an election). From and after any such reorganization, reclassification, recapitalization, Change of Control, consolidation or merger, all references to “Warrant Shares” and similar references herein will be deemed to refer to the Alternate Consideration to which the Warrantholders are entitled pursuant to this Clause 5.2. In the event of any Change of Control, consolidation or merger in which the Company is not the continuing or surviving corporation or entity (or is not the issuer of the Alternate Consideration), proper provision will be made so that such continuing or surviving corporation or entity (and/or the issuer of the Alternate Consideration) will agree to carry out and observe the obligations of the Company under the Warrants such that the provisions of this Clause 5.2 will similarly apply with respect to the Alternate Consideration and similarly apply to successive reorganizations, reclassifications, recapitalizations, Change of Control, consolidations, or mergers.

5.3	Calculations. All calculations under this Clause 5 will be made to the nearest cent or the nearest 1/100th of a Share, as the case may be. For the purposes of this Clause 5, the number of Shares deemed to be issued and outstanding as of a given date will be the sum of the number of Shares (excluding treasury shares, if any) issued and outstanding on such date.

5.4	Notice of adjustment. The Company shall send the Warrantholders notice of any adjustment made pursuant to Clause 5.1 as soon as practicable (and in any event within thirty (30) calendar days) following the relevant resolution of the Directors giving effect to or sanctioning the adjustment.

6.	NO RIGHTS AS A SHAREHOLDER UNTIL EXERCISE

Except as expressly set forth in this Deed, the Warrants do not entitle the Warrantholders to any voting rights, dividends or other rights as a shareholder of the Company prior to the exercise of the Subscription Rights in respect of the Warrants as set forth in Clause 4.

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7.	WARRANTIES

7.1	The Company warrants to the Warrantholder that, as at the date of this Deed:

(a)	the Company is validly incorporated, in existence and duly registered under the laws of the Cayman Islands; and

(b)	the Directors have authorised the execution of this Deed and has obtained the requisite authority, pursuant to the Act and the Articles, to issue the Warrants and to allot and issue the Warrant Shares as fully paid in accordance with its terms and, pursuant to that authorisation, the Directors may allot and issue the Warrant Shares as fully paid and free from pre-emption rights and any other Encumbrance upon exercise of the Subscription Rights.

8.	UNDERTAKINGS OF THE COMPANY

8.1	For so long as the Subscription Rights have not lapsed, the Company undertakes to:

(a)	comply with the terms and conditions of this Deed and specifically, but without limitation, to do all such things and execute all such documents so far as it is lawfully able to the extent legally required in order to give effect to the Subscription Rights in accordance with the terms of this Deed;

(b)	ensure that the Company has all necessary authorisations and approvals as will enable the Subscription Rights of the Warrantholders to be satisfied in full at any time;

(c)	ensure that the Directors have the requisite authority from time to time to allot, free from pre-emption rights and any other Encumbrance or Outstanding Options such number of Shares from time to time required in order to satisfy the exercise of the Warrants in full;

(d)	maintain the Register in accordance with the provisions of Schedule 2;

(e)	replace, without charge, a Certificate at the request of a Warrantholder if it is mutilated, defaced, lost, stolen or destroyed, provided that:

(i)	the Warrantholder provides the Company with such evidence in respect of the mutilation, defacement, loss, theft or destruction as the Company may reasonably require;

(ii)	the mutilated or defaced Certificate in respect of which a replacement is being sought is surrendered; and

(iii)	the Warrantholder shall indemnify the Company on demand through the delivery of an Indemnity;

(f)	not modify the rights attached to any Warrant Shares or Shares in a way which could reasonably be expected to have a material adverse effect on the rights of the Warrantholders relative to the rights of the other Shareholders or the value of the Warrants or of the Warrant Shares;

(g)	notify the Warrantholders prior to allotting, issuing or granting any right to subscribe for, or to convert securities into, equity share capital of the Company not less than five (5) Business Days prior to such date;

(h)	notify the Warrantholders prior to passing an effective resolution for liquidating, winding up or dissolving the Company not less than five (5) Business Days prior to such date; and

(i)	not purchase, and procure that no member of the Company Group will purchase, Warrants unless an offer to purchase is made pro rata to all Warrantholders.

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9.	VARIATION OF RIGHTS

9.1	Subject to Clause 9.2, none of the rights attached to the Warrants (including the Subscription Rights) nor any other provision of this Deed may (whether or not the Company is being wound up) be altered or abrogated without the prior written consent of the Company and the Warrantholders. An agreed alteration may be effected by an instrument by way of deed executed by the Company and expressed to be supplemental to this Deed.

9.2	Modifications to this Deed, which are of a purely formal, minor or technical nature which do not prejudice in any way the rights of the Warrantholders, may be made by deed and signed as a deed by the Company, and a copy of such deed shall be provided to the Warrantholders within five (5) Business Days of the date of its execution.

10.	TRANSFER AND EXCHANGE OF WARRANTS

10.1	Registration of Transfer. The Transfer Agent shall register the transfer, from time to time, of any outstanding Warrant upon the Warrant Register upon surrender of such Warrant for transfer, in the case of a certificated Warrant, properly endorsed with signatures properly guaranteed and accompanied by appropriate instructions for transfer. Upon any such transfer, a new Warrant representing an equal aggregate number of Warrants shall be issued and the old Warrant shall be cancelled by the Transfer Agent. In the case of certificated Warrants, the Warrants so cancelled shall be delivered by the Transfer Agent to the Company from time to time upon request.

10.2	Procedure for Surrender of Warrants. Warrants may be surrendered to the Transfer Agent, together with a written request for exchange or transfer, and thereupon, the Transfer Agent shall issue in exchange therefor one or more new Warrants as requested by the registered holder of the Warrants so surrendered, representing an equal aggregate number of Warrants; provided, however, that except as otherwise provided herein or in any book-entry Warrant certificate or definitive Warrant certificate, each book-entry Warrant certificate and definitive Warrant Certificate may be transferred only in whole and only to the Depositary, to another nominee of the Depositary, to a successor depository, or to a nominee of a successor depository; provided further, however, that in the event that a Warrant surrendered for transfer bears a restrictive legend, the Transfer Agent shall not cancel such Warrant and issue new Warrants in exchange thereof until the Transfer Agent has received an opinion of counsel for the Company stating that such transfer may be made and indicating whether the new Warrants must also bear a restrictive legend.

10.3	Fractional Warrants. The Transfer Agent shall not be required to effect any registration of transfer or exchange which shall result in the issuance of a warrant certificate or book-entry position for a fraction of a warrant.

10.4	Service Charges. No service charge shall be made for any exchange or registration of transfer of Warrants.

10.5	Warrant Execution and Countersignature. The Transfer Agent is hereby authorized to countersign and to deliver, in accordance with the terms of this Agreement, the Warrants required to be issued pursuant to the provisions of this Clause 10, and the Company, whenever required by the Transfer Agent, shall supply the Transfer Agent with Warrants duly executed on behalf of the Company for such purpose.

11.	TERMINATION

11.1	Subject to Clause 11.2 below, this Deed shall cease and terminate immediately upon the date the Subscription Rights lapse and/or the Warrants are cancelled pursuant to the terms of this Deed or as otherwise agreed in writing by the Company and the Warrantholders.

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11.2	Any cessation and determination pursuant to Clause 11.1 shall:

(a)	be without prejudice to the rights, obligations or liabilities of any party which shall have accrued or arisen prior to such cessation and determination; and

(b)	not affect the rights and obligations of the Company or the Warrantholders under Clauses 1, 11, 12, 13, 16, 18, and 19.

12.	CONFIDENTIALITY

12.1	The Warrantholders shall not use any confidential information relating to the Company for any purpose other than to perform its obligations, or to exercise their rights, under this Deed.

12.2	The Warrantholders shall keep confidential any information received by them in their capacity as Warrantholders which is of a confidential nature, or any confidential information relating to the business, affairs, customers, clients or suppliers of the Company or the Group except:

(a)	to the extent the information is in the public domain through no fault of the Warrantholders;

(b)	as shall be required by law or by any regulatory authority to which the Warrantholders are subject or by the rules of any stock exchange upon which the Warrantholders’ securities are listed or traded;

(c)	to the beneficiaries of any trust or nominee arrangement on whose behalf the Warrants may be held; and

(d)	as shall be required by:

(i)	any lender to the Company;

(ii)	the Company’s auditors and/or any other professional advisers of the Company; and

(iii)	the Warrantholders’ professional advisers and to the professional advisers of any person to whom the Warrantholders are entitled to disclose information pursuant to this Deed,

provided that the recipient is subject to an obligation to keep the information confidential on the same basis as is required by the Warrantholders pursuant to this Deed.

12.3	The Company shall keep confidential any information received by it in connection with this Deed, or any confidential information relating to a Warrantholder except:

(a)	as shall be required by law or by any regulatory authority to which the Company is subject or by the rules of any stock exchange upon which the Company’s securities are listed or traded; and

(b)	as shall be required by:

(i)	any lender to the Company;

(ii)	the Company’s auditors and/or any other professional advisers of the Company; and

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(iii)	the professional advisers of any person to whom the Company is entitled to disclose information pursuant to this Deed,

provided that the recipient is subject to an obligation to keep the information confidential on the same basis as is required by the Company pursuant to this Deed.

13.	NOTICES

Any notice to be given to or by a party for the purposes of this Deed shall be given in accordance with the provisions of Schedule 2.

14.	electronic execution

This Deed and any Certificate issued hereunder may be executed by way of third-party internationally recognised electronic signature software programs, such as DocuSign.

15.	INVALIDITY

If, at any time, any provision of this Deed is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, then such provision shall be deemed to be severed from this Deed and, if possible, replaced with a lawful provision which, as closely as possible, gives effect to the intention of the Company and the Warrantholders and, where permissible, that shall not affect or impair the legality, validity or enforceability in that, or any other, jurisdiction of any other provision of this Deed.

16.	REMEDIES AND WAIVERS

Except as otherwise provided under this Deed, no failure to exercise, nor any delay in exercising, on the part of any party, any right or remedy under this Deed shall operate as a waiver of any such right or remedy or constitute an election to affirm this Deed. No election to affirm this Deed on the part of any party shall be effective unless it is in writing. No single or partial exercise of any right or remedy shall prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Deed are cumulative and not exclusive of any rights or remedies provided by law.

17.	PROCESS AGENT

17.1	Without prejudice to any other permitted mode of service, the parties agree that service of any claim form, notice or other document for the purpose of or in connection with any action or proceeding in England or Wales arising out of or in any way relating to this Deed shall be duly served upon:

(a)	the Company if it is delivered personally or sent by recorded or special delivery post (or any substantially similar form of mail) to Vertical Aerospace Ltd., Unit 1 Camwal Court, Chapel Street, Bristol BS2 0UW, United Kingdom, marked for the attention of Legal Department or such other person and address in England or Wales as such party shall notify the Warrantholders in writing from time to time; and

(b)	a Warrantholder if it is delivered personally or sent by recorded or special delivery post (or any substantially similar form of mail) to the Warrantholder Process Agent (as defined in Schedule 2 attached hereto) of such Warrantholder entered into the Register or such other person and address in England or Wales as such party shall notify the Company in writing from time to time, in each case whether or not such claim form, notice or other document is forwarded to the relevant party or received by such party.

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18.	GOVERNING LAW AND JURISDICTION

This Deed and any non-contractual rights or obligations arising out of or in connection with it shall be governed by and construed in accordance with the laws of England and Wales. The parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any Disputes, and waive any objection to proceedings before such courts on the grounds of venue or on the grounds that such proceedings have been brought in an inappropriate forum. For the purposes of this Clause 18, “Dispute” means any dispute, controversy, claim or difference of whatever nature arising out of, relating to, or having any connection with this Deed, including a dispute regarding the existence, formation, validity, interpretation, performance or termination of this Deed or the consequences of its nullity and also including any dispute relating to any non-contractual rights or obligations arising out of, relating to, or having any connection with this Deed.

19.	THIRD-PARTY RIGHTS

Save for the Warrantholders, a person who is not a party to this Deed has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Deed except and to the extent (if any) that this Deed expressly provides for such act to apply to any of its terms.

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Schedule 1
FORM OF CERTIFICATE AND NOTICE OF EXERCISE

Part 1

FORM OF CERTIFICATE

VERTICAL AEROSPACE LTD.

(the “Company”)

WARRANT CERTIFICATE

WARRANTS

Warrant Certificate Number ____

This is to certify that the person named below is the Warrantholder for the purpose of the warrant instrument issued by the Company on [ ● ] 2024 (the “Warrant Instrument”) and has the right to subscribe in cash at the Subscription Price for 50,000,000 Warrant Shares on the terms set out in the Warrant Instrument. The Warrants are issued with the benefit of, and subject to, the provisions contained in the Warrant Instrument. Unless the context otherwise requires, terms defined in the Warrant Instrument shall have the same meanings in this certificate.

Warrantholder in respect of the Warrants:

Name:

Imagination Aero Investments Limited

Address:

United House, 9 Pembridge Road, London, W11 3JY United Kingdom

Date of Issue:                                   2024

EXECUTED and DELIVERED as a DEED by VERTICAL AEROSPACE LTD.

Acting by a director:	In the presence of:

Signature of director	Signature of witness

Name of director (print)	Name of witness (print)

Occupation of witness (print)

Address of witness (print)

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Notes:

(1)            The Subscription Rights are not transferable except in accordance with the Warrant Instrument.

(2)            A copy of the Warrant Instrument may be obtained on request from Vertical Aerospace Ltd. at the Registered Office.

(3)            THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 (THE “SECURITIES ACT”) OR ANY U.S. STATE SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF, REPRESENTS, ACKNOWLEDGES AND AGREES FOR THE BENEFIT OF THE COMPANY THAT: (I) IT HAS ACQUIRED A “RESTRICTED” SECURITY WHICH HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT; (II) IT WILL OFFER, SELL OR OTHERWISE TRANSFER THIS SECURITY ONLY (A) TO THE COMPANY OR ANY OF ITS SUBSIDIARIES, (B) OUTSIDE OF THE UNITED STATES IN AN OFFSHORE TRANSACTION (AS DEFINED IN RULE 902 UNDER THE SECURITIES ACT) MEETING THE REQUIREMENTS OF RULE 904 OF THE SECURITIES ACT, (C) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144 UNDER THE SECURITIES ACT, (D) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT AND, IN EACH CASE, IN ACCORDANCE WITH THE APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION; AND (III) IT WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER FROM IT OF THIS SECURITY OF THE RESALE RESTRICTIONS SET FORTH IN (II) ABOVE. EACH OFFER, SALE OR OTHER DISPOSITION PURSUANT TO THE FOREGOING CLAUSES (II) (B), (C) AND (D) IS SUBJECT TO THE RIGHT OF THE COMPANY TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATIONS OR OTHER INFORMATION ACCEPTABLE TO IT IN FORM AND SUBSTANCE.

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Part 2

FORM OF EXERCISE NOTICE

NOTICE OF EXERCISE

To:         The Directors

VERTICAL AEROSPACE LTD.

Unit 1 Camwal Court, Chapel Street, Bristol BS2 0UW, United Kingdom

Capitalised terms used but not defined in this Notice of Exercise shall have the meaning given to them in the warrant instrument issued by the Company on [ ● ] 2024.

We hereby exercise the Subscription Rights in respect of the Warrant Shares represented by the Certificate (or an indemnity in the place thereof in a form as the Directors may decide (in their sole discretion)) appended hereto and attach [insert method of payment agreed by the Company] for [$] being the aggregate Subscription Price payable in respect of the Subscription Rights we are exercising. We agree that the Warrant Shares are accepted subject to the Articles.

We direct the Company to allot to us the ordinary shares to be issued pursuant to this exercise in the following numbers:

No of Ordinary Shares	Name of Warrantholder	Address of Warrantholder
[number]	Imagination Aero Investments Limited	[address]

[We request that a Certificate for any balance of our Warrants be sent to [address], marked for the attention of [name].]

Signed

Print Name

Address

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Schedule 2
REGISTER AND NOTICES

1.	REGISTER

1.1	The Company shall keep the Register at the Registered Office, or such other location as it may in its absolute discretion determine, and enter in the Register:

(a)	the names, addresses and email addresses of the Warrantholder;

(b)	the name and address of the Warrantholder’s process agent located in England or Wales (a “Warrantholder Process Agent”) as notified to the Company in writing prior to receipt of a Certificate, which shall be used for the service of any claim form, order, judgment or other document relating to or in connection with any proceeding, suit or action arising out of or in connection with this Deed;

(c)	the number of the Warrants held by the Warrantholder;

(d)	the number of Warrant Shares to which the Warrantholder is entitled if the Subscription Rights were exercised as adjusted in accordance with this Deed from time to time;

(e)	the date on which the name of the Warrantholder is entered in the Register in respect of the Warrants (as applicable);

(f)	the date on which the Warrantholder exercises the Subscription Rights; and

(g)	any transfer of the Warrants duly made in accordance with this Deed (as applicable).

1.2	Any change in the name or address of the Warrantholder shall be notified as soon as practicable to the Company, which shall cause the Register to be altered accordingly. The Warrantholder or any person authorised by the Warrantholder shall be at liberty at all reasonable times during office hours and upon five (5) Business Days’ notice to inspect the Register and to take copies of it.

1.3	The Company shall be entitled to treat the persons whose names are shown in the Register as the absolute owners of the Warrants (as applicable) and, accordingly, shall not, except as ordered by a court of competent jurisdiction or as required by law, be bound to recognise any equitable or other claim to, or interest in, the Warrants (as applicable) on the part of any other person whether or not it shall have express or other notice thereof.

1.4	The Warrantholder shall be recognised by the Company as entitled to his/her Warrants free from any equity, set off or cross claim on the part of the Company against the original or any intermediate holder of such Warrants.

2.	NOTICES

2.1	Any notice to be given under this Deed shall be in writing, in English and shall be delivered by hand, by courier or by e-mail to:

(a)	if within the United Kingdom, by first class pre-paid post, in which case it shall be deemed to have been given two (2) Business Days after the date of posting;

(b)	if from or to any place outside the United Kingdom, by air courier, in which case it shall be deemed to have been given two (2) Business Days after its delivery to a representative of the courier; and

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(c)	by e-mail, in which case it shall be deemed to have been given when despatched subject to confirmation of delivery by a delivery receipt,

provided that in the case of any notice despatched other than on a Business Day between the hours of 9:30 a.m. to 5:30 p.m. London time shall be deemed to have been given at 9:30 a.m. on the next Business Day.

2.2	Notices under this Deed shall be sent for the attention of the person and to the address, or e-mail address, subject to paragraph 2.3 of this Schedule 2, as set out below:

(a)	in the case of the Company:

Name:	Vertical Aerospace Ltd.
For the attention of:	Legal Department
Address:	Unit 1 Camwal Court
Chapel Street, Bristol BS2 0UW
United Kingdom
E-mail address:	################

(b)	in the case of the Warrantholder, to the address of the Warrantholder shown in the Register or, if no address is shown in the Register, to their last known place of business or residence.

2.3	The Company may notify the Warrantholder, and the Warrantholder may notify the Company, of any change to their address or other details specified in this paragraph 2 of Schedule 2 provided that such notification shall only be effective on the date specified in such notice or five (5) Business Days after the notice is given, whichever is later.

2.4	If no address has been notified to the Company by the Warrantholder, any notice, demand or other communication given or made under or in connection with the matters contemplated by this Deed may be given to the Warrantholder by the Company by exhibiting it for three (3) Business Days at the Registered Office.

2.5	Any person who becomes entitled to the Warrants (as applicable) (whether by operation of law, transfer or otherwise) shall be bound by every notice given in respect of the Warrants before its name and address is entered on the Register.

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This document has been executed as a deed and is delivered and takes effect on the date stated at the beginning of it.

EXECUTED and DEVIVERED as a DEED by VERTICAL AEROSPACE LTD.

Acting by a director:	In the presence of:

Signature of director	Signature of witness

Name of director (print)	Name of witness (print)

Occupation of witness (print)

Address of witness (print)

[Warrant Instrument – Signature Page]

EXHIBIT C

FORM OF REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [ ● ], 2024, is by and between Imagination Aero Investments Limited (the “Investor”) and Vertical Aerospace Ltd., a Cayman Islands exempted company with limited liability (the “Company”).

RECITALS

WHEREAS, the Company and the Investor have entered into that certain Investment Agreement dated as of [ ● ], 2024 (the “Investment Agreement”), pursuant to which the Investor agreed to purchase, and the Company agreed to issue and sell to the Investor, up to $50,000,000 of newly issued Ordinary Shares (as defined below) and Warrants (as defined below) at purchase price specified in the Investment Agreement, resulting in aggregate gross proceeds of up to $50 million to the Company (the “Investment”).

WHEREAS, concurrently with the execution of this Agreement, the Company is entering into a warrant instrument (the “Warrant Instrument”), pursuant to which, among other things, the Company agreed to issue to the Investor the Warrants in accordance with the Investment Agreement and the terms set forth therein.

WHEREAS, concurrently with the execution of this Agreement, the Investor is entering into a lock-up agreement with the Company (the “Lock-Up Agreement”), pursuant to which, among other things, the Investor agrees not to transfer the Shares (as defined below) for a certain period of time following issuance of the Shares, subject to certain exceptions specified therein.

Pursuant to the terms of, and in consideration for the Investor entering into, the Investment Agreement, and to induce the Investor to execute and deliver the Investment Agreement, the Company has agreed to provide the Investor with certain registration rights with respect to the Registrable Securities (as defined herein) as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein and in the Investment Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, intending to be legally bound hereby, the Company and the Investor hereby agree as follows:

1.	DEFINITIONS

Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Investment Agreement. As used in this Agreement, the following terms shall have the following meanings:

“Agreement” shall have the meaning given in the Preamble.

“Business Day” means any day other than Saturday, Sunday or any other day on which commercial banks in New York, New York are authorized or required by law to remain closed.

“Closing Date” shall mean the date of this Agreement.

“Commission” means the U.S. Securities and Exchange Commission or any successor entity.

“Company” shall have the meaning given in the Preamble.

“Effective Date” means the date that the applicable Registration Statement has been declared effective by the Commission.

“Effectiveness Deadline” means (i) with respect to the Initial Registration Statement required to be filed pursuant to Section 2.1(a), the earlier of (A) the 90th calendar day after the Filing Deadline, if such Registration Statement is subject to review by the Commission, and (B) the 60th calendar day after the Filing Deadline, if the Company is notified (orally or in writing, whichever is earlier) by the Commission that such Registration Statement will not be reviewed and (ii) with respect to any New Registration Statements that may be required to be filed by the Company pursuant to this Agreement, the earlier of (A) the 90th calendar day following the Filing Deadline if such Registration Statement is subject to review by the Commission, and (B) the 45th calendar day following the Filing Deadline if the Company is notified (orally or in writing, whichever is earlier) by the Commission that such Registration Statement will not be reviewed.

“Eligible Market” means The New York Stock Exchange, Inc., NYSE AMEX Equities, the NASDAQ Global Select Market, The NASDAQ Global Market or the NASDAQ Capital Market.

“Filing Deadline” means (i) with respect to the Initial Registration Statement required to be filed pursuant to Section 2.1(a), the 45th calendar day following the expiration of the lock-up period in respect of the Further Investment Shares (as such term is defined in the Lock-Up Agreement) (or if such day is not a Business Day, the next following Business Day), and (ii) with respect to any New Registration Statements that may be required to be filed by the Company pursuant to this Agreement, the 45th calendar day following the date on which the Staff of the Commission will permit such New Registration Statement to be filed with the Commission or the most recent prior New Registration Statement, as applicable, or such other date as permitted by the Commission.

“Initial Registration Statement” shall have the meaning given in Section 2.1(a).

“Investment” shall have the meaning given in the Recitals hereto.

“Investment Agreement” shall have the meaning given in the Recitals hereto.

“Investment Shares” means the Initial Investment Shares, the Further Investment Shares and, if applicable, the Additional Further Investment Shares issued to the Investor pursuant to the Investment Agreement, in each case as such term is defined in the Investment Agreement.

“Investor” shall have the meaning given in the Preamble hereto.

“Legal Counsel” shall have the meaning given in Section 2.3.

“Lock-Up Agreement” shall have the meaning given in the Recitals hereto.

“Maximum Number of Securities” shall have the meaning given in Section 2.2(c).

“New Registration Statement” shall have the meaning given in Section 2.4.

“Offering” shall have the meaning given in Section 2.1(b).

“Offering Notice” shall have the meaning given in Section 2.1(b).

“Ordinary Shares” means the ordinary shares of the Company, par value $0.0001 per share.

“Person” means any person or entity, whether a natural person, trustee, corporation, partnership, limited partnership, limited liability company, trust, unincorporated organization, business association, firm, joint venture, governmental agency or authority.

“Piggyback Registration” shall have the meaning given in Section 2.2(a).

“Prior Holder” means a “Holder” as defined in the Prior Registration Rights Agreement.

“Prior Holder Securities” means those securities that constitute “Registrable Securities” under the Prior Registration Rights Agreement.

“Prior Registration Rights Agreement” means the Registration Rights Agreement, dated December 15, 2021, by and among the Company, the holders listed in Exhibit A attached thereto and Broadstone Acquisition Corp. for the limited purpose set forth in Section 5.5 thereto.

“Prospectus” means the prospectus in the form included in the Registration Statement at the applicable Effective Date of the Registration Statement, as supplemented from time to time by any Prospectus Supplement, including the documents incorporated by reference therein.

“Prospectus Supplement” means any prospectus supplement to the Prospectus filed with the Commission from time to time pursuant to Rule 424(b) under the Securities Act, including the documents incorporated by reference therein.

“register,” “registered” and “registration” refer to a registration effected by preparing and filing one or more Registration Statements in compliance with the Securities Act and pursuant to Rule 415 and the declaration of effectiveness of such Registration Statement(s) by the Commission.

“Registrable Securities” means the Shares and any share capital of the Company issued or issuable with respect to such Shares as a result of any share subdivisions, share capitalizations, reorganizations, recapitalizations, exchange or similar event or otherwise, in each case until such time as such securities cease to be Registrable Securities pursuant to Section 2.7.

“Registration Statement” means a registration statement or registration statements of the Company (including any New Registration Statement, as the content may require) filed under the Securities Act covering the resale by the Investor of Registrable Securities, as such registration statement or registration statements may be amended and supplemented from time to time, including all documents filed as part thereof or incorporated by reference therein.

“Rule 144” means Rule 144 promulgated by the Commission under the Securities Act, as such rule may be amended from time to time, or any other similar or successor rule or regulation of the Commission that may at any time permit the Investor to sell securities of the Company to the public without registration.

“Rule 415” means Rule 415 promulgated by the Commission under the Securities Act, as such rule may be amended from time to time, or any other similar or successor rule or regulation of the Commission providing for offering securities on a delayed or continuous basis.

“Shares” shall mean the Investment Shares and the Warrant Shares.

“Staff” shall have the meaning given in Section 2.4.

“Trading Day” shall mean any day on which the Trading Market or, if the Ordinary Shares are then listed on an Eligible Market, such Eligible Market is open for trading (regular way), including any day on which the Trading Market (or such Eligible Market, as applicable) is open for trading (regular way) for a period of time less than the customary time.

“Trading Market” means The New York Stock Exchange, Inc.

“Transaction Documentation” shall have the meaning given to it in the Investment Agreement.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to one or more Underwriters in a firm commitment underwriting for distribution to the public.

“Warrants” “means warrants of the Company, which will entitle the holder to purchase one Ordinary Share at a strike price of $5.00 per warrant and will be governed by the Warrant Instrument.

“Warrant Instrument” shall have the meaning given in the Recitals hereto.

“Warrant Shares” shall mean the Ordinary Shares represented by the Warrants to be issued to the Investor in accordance with the Investment Agreement and the Warrant Instrument.

2.	REGISTRATIONS

2.1	Mandatory Registration.

(a)	The Company shall prepare and, as soon as practicable, but in no event later than the Filing Deadline, file with the Commission an initial registration statement on Form F-3 or Form F-1 (or any successor forms) covering the resale by the Investor of the maximum number of Registrable Securities as shall be permitted to be included thereon in accordance with applicable Commission rules, regulations and interpretations (the “Initial Registration Statement”). The Company shall use its commercially reasonable efforts to have the Initial Registration Statement declared effective by the Commission as soon as reasonably practicable following the filing thereof with the Commission.

(b)	If the Investor intends to distribute Registrable Securities under the Initial Registration Statement by means of an Underwritten Offering (the “Offering”), the Investor will so advise the Company by written notice (an “Offering Notice”). In such event, the Investor will have the right to select one managing Underwriter for the Offering, provided that such Underwriter is reasonably satisfactory to the Company. The Offering Notice shall specify the number of Registrable Securities to be included in the Offering and the intended method or methods of disposition. If at the time the Investor provides an Offering Notice it is reasonably expected that the Company or other securityholders of the Company intend to effect an Underwritten Offering of Company securities and the managing Underwriter for the Offering or an Underwriter for the offerings to be conducted by the Company or other securityholders of the Company advise the Company in writing that, in its reasonable opinion, the number of Ordinary Shares to be sold by the Company and/or all securityholders of the Company is greater than the amount that can be offered without adversely affecting the marketability of the Offering (taking into consideration any intended distribution by the Company or the Prior Holders in a concurrent Underwritten Offering), including the price at which such securities can be sold, the Company will include in such Offering the maximum number of securities that in the opinion of such Underwriters can be sold without adversely affecting the marketability of the Offering, including the price at which such securities can be sold, and shall be allocated among the Registrable Securities, the securities that the Company intends to sell, and the Prior Holder Securities, pro rata among the Company and the holders thereof on the basis of the number of securities so requested to be included in such Offering by the Company and by each such holder or in such other manner as they agree. The Investor shall be entitled to no more than two (2) Offerings requested pursuant to an Offering Notice under the Initial Registration Statement.

2.2	Piggyback Registration.

(a)	If, at any time on or after the date hereof, the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of persons other than the Investor, other than a Registration Statement (i) filed in connection with any employee share option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing shareholders, (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a registered offering not involving a “road show” or other substantial marketing efforts or a widespread distribution of securities, such as a “registered direct” offering (whether or not underwritten), (v) for an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal, (vi) filed in connection with a business combination, or (vii) for a dividend reinvestment plan, then the Company shall give written notice of such proposed filing to the Investor as soon as reasonably practicable but not less than five (5) days before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to the Investor the opportunity to register the sale of such number of Registrable Securities as the Investor may request in writing within three (3) Business Days after receipt of such written notice (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Investor pursuant to this Section 2.2(a) to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof.

(b)	If the Registration referred to in Section 2.2(a) is proposed to be an Underwritten Registration, the Company will so advise the Investor in the written notice given pursuant to Section 2.2(a). In such event, the right of the Investor to Piggyback Registration pursuant to Section 2.2(a) will be conditioned upon the Investor’s participation in such Underwritten Offering and the inclusion of the Registrable Securities in the Underwritten Registration, and the Investor will (together with the Company and the other holders distributing their securities through such Underwritten Offering) enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such Underwritten Offering by the Company. If the Investor disapproves of the terms of the Underwritten Offering, he may elect to withdraw therefrom by written notice to the Company and the managing Underwriter. The Company shall have the right to terminate or withdraw any Registration Statement initiated by it under Section 2.2(a) before the effective date of such Registration, whether or not the Investor has elected to include Registrable Securities in such Registration.

(c)	If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advise the Company and the Investor in writing that the dollar amount or number of the Ordinary Shares that the Company desires to sell, taken together with (i) the Ordinary Shares, if any, as to which Registration has been demanded pursuant to the Prior Registration Rights Agreement or other separate written contractual arrangements with persons or entities other than the Investor, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2(a) hereof, and (iii) the Ordinary Shares, if any, as to which Registration has been requested pursuant to separate written contractual piggyback registration rights of Prior Holders or other shareholders of the Company, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”) then:

(i)	If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration: (A) first, the Ordinary Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities and Prior Holder Securities requested to be included in such offering, pro rata among the Investor and the Prior Holders of such securities on the basis of the number of Registrable Securities and Prior Holder Securities so requested to be included herein owned by each such holder or in such other manner as they may agree; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Ordinary Shares, if any, as to which Registration has been requested pursuant to written contractual demand or piggyback registration rights of other shareholders of the Company, which can be sold without exceeding the Maximum Number of Securities;

(ii)	If the Registration is pursuant to a request by persons or entities other than the Investor, then the Company shall include in any such Registration: (A) first, the Ordinary Shares or other equity securities, if any, of such requesting persons or entities, other than the Investor, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities requested by the Investor pursuant to Section 2.2(a) to be included in a Piggyback Registration, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Ordinary Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the Ordinary Shares or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

(d)	The Investor shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration (or in the case of an Underwritten Registration pursuant to Rule 415 under the Securities Act, at least five (5) Business Days prior to the time of pricing of the applicable offering). The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2(d).

2.3	Legal Counsel. Subject to Section 5 hereof, the Investor shall have the right to select one legal counsel to review and oversee, solely on its behalf, each Registration Statement pursuant to this Section 2 (“Legal Counsel”), which shall be Milbank LLP, or such other counsel as thereafter designated by the Investor. Except as provided under Section 7.6 of the Investment Agreement, the Company shall have no obligation to reimburse the Investor for any and all legal fees and expenses of the Legal Counsel incurred in connection with the transactions contemplated hereby.

2.4	Sufficient Number of Shares Registered. If at any time all Registrable Securities are not covered by the Initial Registration Statement filed pursuant to Section 2.1(a), the Company shall use its commercially reasonable efforts to file with the Commission one or more additional Registration Statements so as to cover all of the Registrable Securities not covered by such Initial Registration Statement, in each case, as soon as practicable (taking into account any position of the staff of the Commission (“Staff”) with respect to the date on which the Staff will permit such additional Registration Statement(s) to be filed with the Commission and the rules and regulations of the Commission) (each such additional Registration Statement, a “New Registration Statement”) but in no event later than the applicable Filing Deadline for such New Registration Statement. The Company shall use its commercially reasonable efforts to cause each such New Registration Statement to become effective as soon as reasonably practicable following the filing thereof with the Commission.

2.5	No Inclusion of Other Securities. In no event shall the Company include any securities other than Registrable Securities on any Registration Statement pursuant to Sections 2.1, 2.2 or 2.4 without consulting the Investor prior to filing such Registration Statement with the Commission.

2.6	Offering. If at any time the Commission takes the position that the offering of some or all of the Registrable Securities in any Registration Statement is not eligible to be made on a delayed or continuous basis under the provisions of Rule 415 under the Securities Act or requires the Investor to be named as an “underwriter,” the Company shall (i) promptly notify the Investor and (ii) make commercially reasonable efforts to persuade the Commission that the offering contemplated by such Registration Statement is a valid secondary offering and not an offering “by or on behalf of the issuer” as defined in Rule 415 and that the Investor is not an “underwriter.” The Investor shall have the right to have Legal Counsel, at the Investor’s expense, to review and oversee any registration or matters pursuant to this Section 2.6, including participation in any meetings or discussions with the Staff regarding the Commission’s position and to comment on any written submission made to the Commission with respect thereto. No such written submission with respect to this matter shall be made to the Commission to which the Investor or Legal Counsel reasonably objects. In the event that, despite the Company’s reasonable best efforts and compliance with the terms of this Section 2.6, the Commission refuses to alter its position, the Company shall (i) remove from such Registration Statement such portion of the Registrable Securities and/or (ii) agree to such restrictions and limitations on the registration and resale of the Registrable Securities as the Commission may require to assure the Company’s compliance with the requirements of Rule 415; provided, however, that the Company shall not name the Investor as an “underwriter” in such Registration Statement without the prior written consent of the Investor (provided that, in the event the Investor withholds such consent, the Company shall have no obligation hereunder to include any Registrable Securities in any Registration Statement covering the resale thereof until such time as the Commission no longer requires the Investor to be named as an “underwriter” in such Registration Statement or the Investor otherwise consents in writing to being so named). In the event of any reduction in Registrable Securities pursuant to this paragraph, the Company shall use its commercially reasonable efforts to file one or more New Registration Statements with the Commission in accordance with Section 2.4 until such time as all Registrable Securities have been included in Registration Statements that have been declared effective and the Prospectuses contained therein are available for use by the Investor. Notwithstanding any provision herein or in the Investment Agreement to the contrary, the Company’s obligations to register Registrable Securities (and any related conditions to the Investor’s obligations) shall be qualified to the extent necessary to comport with any requirement of the Staff or the Commission.

2.7	Any Registrable Security shall cease to be a “Registrable Security” at the earlier of: (i) when a Registration Statement covering such Registrable Security becomes or has been declared effective by the Commission and such Registrable Security has been sold or disposed of pursuant to such effective Registration Statement and (ii) when all of the Registrable Securities may be sold by the Investor without Registration pursuant to Rule 144 without limitation as to volume and manner of sale restrictions.

3.	RELATED OBLIGATIONS

Company shall use its commercially reasonable efforts to effect the registration of the Registrable Securities in accordance with the intended method of disposition thereof, and, pursuant thereto, during the term of this Agreement, the Company shall have the following obligations:

3.1	The Company shall promptly prepare and file with the Commission the Initial Registration Statement pursuant to Section 2.1(a) hereof and one or more New Registration Statements pursuant to Section 2.4 hereof with respect to the Registrable Securities, but in no event later than the applicable Filing Deadline therefor, and the Company shall use its commercially reasonable efforts to cause each such Registration Statement to become effective as soon as practicable after such filing, but in no event later than the applicable Effectiveness Deadline therefor. Subject to Allowable Grace Periods (as defined below), the Company shall use its reasonable best efforts to keep each Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus (the “Registration Period”). Notwithstanding anything to the contrary contained in this Agreement (but subject to the provisions of Section 3.13 hereof), the Company shall ensure that, when filed and at all times while effective, each Registration Statement (including, without limitation, all amendments and supplements thereto) and the Prospectus (including, without limitation, all amendments and supplements thereto) used in connection with such Registration Statement shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading. The Company shall submit to the Commission, as soon as reasonably practicable after the date that the Company learns that no review of a particular Registration Statement will be made by the Staff or that the Staff has no further comments on a particular Registration Statement (as the case may be), a request for acceleration of effectiveness of such Registration Statement to a time and date as soon as reasonably practicable in accordance with Rule 461 under the Securities Act.

3.2	Subject to Section 3.13 of this Agreement, the Company shall use its commercially reasonable efforts to prepare and file with the Commission such amendments (including, without limitation, post-effective amendments) and supplements to each Registration Statement and the Prospectus used in connection with each such Registration Statement, which Prospectus is to be filed pursuant to Rule 424 promulgated under the Securities Act, as may be necessary to keep each such Registration Statement effective (and the Prospectus contained therein current and available for use) at all times during the Registration Period for such Registration Statement, and, during such period, comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities of the Company required to be covered by such Registration Statement until such time as all of such Registrable Securities shall have been disposed of in accordance with the intended methods of disposition by the Investor. Without limiting the generality of the foregoing, the Company covenants and agrees that at or before 8:30 a.m. (New York City time) on the second (2nd) Trading Day immediately following the Effective Date of the Initial Registration Statement and any New Registration Statement (or any post-effective amendment thereto), the Company shall file with the Commission in accordance with Rule 424(b) under the Securities Act the final Prospectus to be used in connection with sales pursuant to such Registration Statement (or post-effective amendment thereto). In the case of amendments and supplements to any Registration Statement on Form F-1 or Prospectus related thereto which are required to be filed pursuant to this Agreement (including, without limitation, pursuant to this Section 3.2) by reason of the Company filing a report on Form 6-K or Form 20-F or any analogous report under the Exchange Act, the Company shall have incorporated such report by reference into such Registration Statement and Prospectus, if applicable, or shall file such amendments or supplements to the Registration Statement or Prospectus with the Commission on the same day on which the Exchange Act report is filed which created the requirement for the Company to amend or supplement such Registration Statement or Prospectus, for the purpose of including or incorporating such report into such Registration Statement and Prospectus.

3.3	The Company shall (A) permit Legal Counsel an opportunity to review and comment upon (i) each Registration Statement at least five (5) Business Days prior to its filing with the Commission and (ii) all amendments and supplements to each Registration Statement (including, without limitation, the Prospectus contained therein) (except for Annual Reports on Form 20-F, Reports on Form 6-K specifically relating to the Company’s interim financial results, and any similar or successor reports or Prospectus Supplements the contents of which is limited to that set forth in such reports) within a reasonable number of days prior to their filing with the Commission, and (B) shall reasonably consider any comments of the Investor and Legal Counsel on any such Registration Statement or amendment or supplement thereto or to any Prospectus contained therein.

3.4	Without limiting any obligation of the Company under the Investment Agreement, the Company shall promptly furnish to the Investor and Legal Counsel, without charge, (i) after the same is prepared and filed with the Commission, at least one (1) electronic copy of each Registration Statement and any amendment(s) and supplement(s) thereto, including, without limitation, financial statements and schedules, all documents incorporated therein by reference, if requested by the Investor or Legal Counsel, all exhibits thereto, (ii) upon the effectiveness of each Registration Statement, one (1) electronic copy of the Prospectus included in such Registration Statement and all amendments and supplements thereto, (iii) electronic copies of any correspondence from the Commission or the Staff to the Company or its representatives relating to each Registration Statement and (iv) such other documents, including, without limitation, copies of any final Prospectus and any Prospectus Supplement thereto, as the Investor or Legal Counsel may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities owned by the Investor; provided, however, the Company shall not be required to furnish any document (other than the Prospectus, which may be provided in .PDF format) to the Investor and Legal Counsel to the extent such document is available on the Commission’s electronic data gathering, analysis and retrieval system (“EDGAR”).

3.5	The Company shall take such action as is reasonably necessary to (i) register and qualify, unless an exemption from registration and qualification applies, the resale by the Investor of the Registrable Securities covered by a Registration Statement under such other securities or “Blue Sky” laws of all applicable jurisdictions in the United States, (ii) prepare and file in those jurisdictions, such amendments (including, without limitation, post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be reasonably necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, the Company shall not be required in connection therewith or as a condition thereto to (x) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3.5, (y) subject itself to general taxation in any such jurisdiction, or (z) file a general consent to service of process in any such jurisdiction. The Company shall promptly notify the Investor of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or “Blue Sky” laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threatening of any proceeding for such purpose.

3.6	The Company shall notify the Investor in writing of the happening of any event, as promptly as reasonably practicable after becoming aware of such event, as a result of which the Prospectus included in a Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and, subject to Section 3.13, promptly prepare a supplement or amendment to such Registration Statement and such Prospectus contained therein to correct such untrue statement or omission and deliver one (1) electronic copy of such supplement or amendment to the Investor. The Company shall also promptly notify the Investor in writing (i) when a Prospectus or any Prospectus Supplement or post-effective amendment has been filed, when a Registration Statement or any post-effective amendment has become effective, and when the Company receives written notice from the Commission that a Registration Statement or any post-effective amendment will be reviewed by the Commission, (ii) of any request by the Commission for amendments or supplements to a Registration Statement or related Prospectus or related information, (iii) of the Company’s reasonable determination that a post-effective amendment to a Registration Statement would be appropriate and (iv) of the receipt of any request by the Commission or any other federal or state governmental authority for any additional information relating to the Registration Statement or any amendment or supplement thereto or any related Prospectus. The Company shall respond as promptly as reasonably practicable to any comments received from the Commission with respect to a Registration Statement or any amendment thereto. Nothing in this Section 3.6 shall limit any obligation of the Company under the Investment Agreement.

3.7	The Company shall (i) use its commercially reasonable efforts to prevent the issuance of any stop order or other suspension of effectiveness of a Registration Statement or the use of any Prospectus contained therein, or the suspension of the qualification, or the loss of an exemption from qualification, of any of the Registrable Securities for sale in any jurisdiction and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest possible time and (ii) notify the Investor of the issuance of such order and the resolution thereof or its receipt of actual notice of the initiation or threat of any proceeding.

3.8	The Company shall hold in confidence and not make any disclosure of information concerning the Investor provided to the Company unless (i) disclosure of such information is necessary to comply with federal or state securities laws, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement or is otherwise required to be disclosed in such Registration Statement pursuant to the Securities Act, (iii) the release of such information is ordered pursuant to a subpoena or other final, non-appealable order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this Agreement or any other Transaction Documentation. The Company agrees that it shall, upon learning that disclosure of such information concerning the Investor is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt written notice to the Investor and allow the Investor, at the Investor’s expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.

3.9	Without limiting any obligation of the Company under the Investment Agreement, the Company shall use its commercially reasonable efforts either to (1) cause all of the Registrable Securities covered by each Registration Statement to be listed on the Trading Market, or (2) secure designation and quotation of all of the Registrable Securities covered by each Registration Statement on another Eligible Market. The Company shall pay all fees and expenses in connection with satisfying its obligation under this Section 3.9.

3.10	Upon the written request of the Investor, the Company shall, as soon as reasonably practicable after receipt of notice from the Investor and subject to Section 3.13 hereof, (i) incorporate in a Prospectus Supplement or post-effective amendment such information as the Investor reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering; (ii) make all required filings of such Prospectus Supplement or post-effective amendment after being notified of the matters to be incorporated in such Prospectus Supplement or post-effective amendment; and (iii) supplement or make amendments to any Registration Statement or Prospectus contained therein if reasonably requested by the Investor.

3.11	The Company shall use its commercially reasonable efforts to cause the Registrable Securities covered by a Registration Statement to be registered with or approved by such other governmental agencies or authorities in the United States as may be necessary to consummate the disposition of such Registrable Securities.

3.12	The Company shall otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the Commission in connection with any registration hereunder.

3.13	Notwithstanding anything to the contrary contained herein, at any time after the Effective Date of a particular Registration Statement, the Company may, upon written notice to Investor, suspend Investor’s use of any prospectus that is a part of any Registration Statement (in which event the Investor shall discontinue sales of the Registrable Securities pursuant to such Registration Statement contemplated by this Agreement, but shall settle any previously made sales of Registrable Securities) if the Company (x) is pursuing an acquisition, merger, tender offer, reorganization, disposition or other similar transaction and the Company determines in good faith that (A) the Company’s ability to pursue or consummate such a transaction would be materially adversely affected by any required disclosure of such transaction in such Registration Statement or other registration statement or (B) such transaction renders the Company unable to comply with Commission requirements, in each case under circumstances that would make it impractical or inadvisable to cause any Registration Statement (or such filings) to be used by Investor or to promptly amend or supplement any Registration Statement contemplated by this Agreement on a post effective basis, as applicable, or (y) has experienced some other material non-public event the disclosure of which at such time, in the good faith judgment of the Company, would materially adversely affect the Company (each, an “Allowable Grace Period”); provided, however, that in no event shall the Investor be suspended from selling Registrable Securities pursuant to any Registration Statement for a period that exceeds twenty (20) consecutive Trading Days or an aggregate of sixty (60) days in any three hundred and sixty-five (365)-day period.

4.	OBLIGATIONS OF THE INVESTOR

4.1	At least five (5) Business Days prior to the first anticipated filing date of each Registration Statement (or such shorter period to which the parties agree), the Company shall notify the Investor in writing of the information the Company requires from the Investor with respect to such Registration Statement. It shall be a condition precedent to the obligations of the Company to complete the registration pursuant to this Agreement with respect to the Registrable Securities of the Investor that the Investor shall furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it, as shall be reasonably required to effect and maintain the effectiveness of the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request.

4.2	The Investor, by its acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of each Registration Statement hereunder, unless the Investor has notified the Company in writing of the Investor’s election to exclude all of the Investor’s Registrable Securities from such Registration Statement.

4.3	The Investor agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3.13 or the first sentence of Section 3.6, the Investor shall as soon as is reasonably practicable (i) discontinue disposition of Registrable Securities pursuant to any Registration Statement(s) covering such Registrable Securities until the Investor’s receipt of the copies of the supplemented or amended Prospectus contemplated by Section 3.13 or the first sentence of Section 3.6 or receipt of notice that no supplement or amendment is required and (ii) maintain the confidentiality of any information included in such notice delivered by the Company unless otherwise required by law or subpoena.

5.	EXPENSES OF REGISTRATION

5.1	Except as provided in Section 7.6 of the Investment Agreement, the Company shall have no obligation to reimburse the Investor for any expenses of the Investor incurred in connection with registrations, filings or qualifications pursuant to Sections 2 and 3 hereof. All registration, listing and qualifications fees, printers and accounting fees, and fees and disbursements of counsel for the Company, shall be paid by the Company.

6.	INDEMNIFICATION

6.1	In the event any Registrable Securities are included in any Registration Statement under this Agreement, to the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend the Investor, each of its directors, officers, shareholders, members, partners, employees, agents, representatives (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding the lack of such title or any other title) and each Person, if any, who controls the Investor within the meaning of the Securities Act or the Exchange Act and each of the directors, officers, shareholders, members, partners, employees, agents, representatives (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding the lack of such title or any other title) of such controlling Persons (each, an “Investor Party” and collectively, the “Investor Parties”) against any losses, obligations, claims, damages, liabilities, contingencies, judgments, fines, penalties, charges, costs (including, without limitation, court costs, reasonable attorneys’ fees, costs of defense and investigation), amounts paid in settlement or expenses, joint or several, (collectively, “Claims”) reasonably incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the Commission, whether pending or threatened, whether or not an Investor Party is or may be a party thereto (“Indemnified Damages”), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in a Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other “Blue Sky” laws of any jurisdiction in which Registrable Securities are offered (“Blue Sky Filing”), or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading or (ii) any untrue statement or alleged untrue statement of a material fact contained in any Prospectus (as amended or supplemented) or in any Prospectus Supplement or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in the light of the circumstances under which the statements therein were made, not misleading (the matters in the foregoing clauses (i) and (ii) being, collectively, “Violations”). Subject to Section 6.5, the Company shall reimburse the Investor Parties, promptly as such expenses are incurred and are due and payable, for any reasonable and documented legal fees or other reasonable and documented expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6.1: (i) shall not apply to a Claim by an Investor Party arising out of or based upon a Violation that occurs in reliance upon and in conformity with information furnished in writing to the Company by such Investor Party for such Investor Party expressly for use in connection with the preparation of such Registration Statement, Prospectus or Prospectus Supplement or any such amendment thereof or supplement thereto; (ii) shall not be available to the Investor to the extent such Claim is based on a failure of the Investor to deliver or to cause to be delivered the Prospectus (as amended or supplemented) made available by the Company (to the extent applicable), including, without limitation, a corrected Prospectus, if such Prospectus (as amended or supplemented) or corrected Prospectus was timely made available by the Company pursuant to Section 3.4 and then only if, and to the extent that, following the receipt of the corrected Prospectus no grounds for such Claim would have existed; and (iii) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Investor Party.

6.2	In connection with any Registration Statement in which the Investor is participating, the Investor agrees to indemnify, hold harmless and defend, to the same extent and in the same manner as is set forth in Section 6.1, the Company, each of its directors, each of its officers who signs the Registration Statement and each Person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act (each, a “Company Party”), against any Claim or Indemnified Damages to which any of them may become subject, under the Securities Act, the Exchange Act or otherwise, insofar as such Claim or Indemnified Damages arise out of or are based upon any Violation, in each case, to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with written information relating to the Investor furnished to the Company by the Investor expressly for use in connection with such Registration Statement, the Prospectus included therein or any Prospectus Supplement thereto; and, subject to Section 6.3 and the below provisos in this Section 6.2, the Investor shall reimburse a Company Party any legal or other expenses reasonably incurred by such Company Party in connection with investigating or defending any such Claim; provided, however, the indemnity agreement contained in this Section 6.2 and the agreement with respect to contribution contained in Section 7 shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Investor, which consent shall not be unreasonably withheld or delayed; and provided, further that the Investor shall be liable under this Section 6.2 for only that amount of a Claim or Indemnified Damages as does not exceed the net proceeds to the Investor as a result of the sale of Registrable Securities pursuant to such Registration Statement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Company Party and shall survive the transfer of any of the Registrable Securities by the Investor pursuant to Section 9.

6.3	Promptly after receipt by an Investor Party or Company Party (as the case may be) under this Section 6 of notice of the commencement of any action or proceeding (including, without limitation, any governmental action or proceeding) involving a Claim, such Investor Party or Company Party (as the case may be) shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Investor Party or Company Party (as the case may be); provided, however, an Investor Party or Company Party (as the case may be) shall have the right to retain its own counsel with the fees and expenses of such counsel to be paid by the indemnifying party if: (i) the indemnifying party has agreed in writing to pay such fees and expenses; (ii) the indemnifying party shall have failed to promptly assume the defense of such Claim and to employ counsel reasonably satisfactory to such Investor Party or Company Party (as the case may be) in any such Claim; or (iii) the named parties to any such Claim (including, without limitation, any impleaded parties) include the Investor Party or Company Party (as the case may be) and the indemnifying party, and such Investor Party or Company Party (as the case may be) shall have been advised by counsel that a conflict of interest is likely to exist if the same counsel were to represent such Investor Party or such Company Party and the indemnifying party, in which case, if such Investor Party or Company Party (as the case may be) notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, then the indemnifying party shall not have the right to assume the defense thereof on behalf of the indemnified party and such counsel shall be at the expense of the indemnifying party, provided further that in the case of clause (iii) above the indemnifying party shall not be responsible for the reasonable fees and expenses of more than one (1) separate legal counsel for all Investor Parties or Company Parties (as the case may be). The Investor Party or Company Party (as the case may be) shall reasonably cooperate with the indemnifying party in connection with any negotiation or defense of any such action or Claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Investor Party or Company Party (as the case may be) which relates to such action or Claim. The indemnifying party shall keep the Investor Party or Company Party (as the case may be) reasonably apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent; provided, however, the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the prior written consent of the Investor Party or Company Party (as the case may be), consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Investor Party or Company Party (as the case may be) of a release from all liability in respect to such Claim or litigation, and such settlement shall not include any admission as to fault on the part of the Company Party. For the avoidance of doubt, the immediately preceding sentence shall apply to Sections 6.1 and 6.2 hereof. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Investor Party or Company Party (as the case may be) with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Investor Party or Company Party (as the case may be) under this Section 6, except to the extent that the indemnifying party is materially and adversely prejudiced in its ability to defend such action.

6.4	The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages are incurred; provided that any Person receiving any payment pursuant to this Section 6 shall promptly reimburse the Person making such payment for the amount of such payment to the extent a court of competent jurisdiction determines that such Person receiving such payment was not entitled to such payment.

6.5	No Person involved in the sale of Registrable Securities who is guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) in connection with such sale shall be entitled to indemnification from any Person involved in such sale of Registrable Securities who is not guilty of fraudulent misrepresentation.

6.6	The indemnity and contribution agreements contained herein shall be in addition to (i) any cause of action or similar right of the Company Party or Investor Party against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

7.	CONTRIBUTIONS

7.1	To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however: (i) no contribution shall be made under circumstances where the maker would not have been liable for indemnification under the fault standards set forth in Section 6 of this Agreement, (ii) no Person involved in the sale of Registrable Securities which Person is guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) in connection with such sale shall be entitled to contribution from any Person involved in such sale of Registrable Securities who was not guilty of fraudulent misrepresentation; and (iii) contribution by any seller of Registrable Securities shall be limited in amount to the amount of net proceeds received by such seller from the applicable sale of such Registrable Securities pursuant to such Registration Statement.

8.	REPORTS UNDER THE EXCHANGE ACT

With a view to making available to the Investor the benefits of Rule 144, the Company agrees to:

8.1	use its commercially reasonable efforts to make and keep public information available, as those terms are understood and defined in Rule 144;

8.2	use its commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act so long as the Company remains subject to such requirements (it being understood that nothing herein shall limit any of the Company’s obligations under the Investment Agreement) and the filing of such reports and other documents is required for the applicable provisions of Rule 144;

8.3	furnish to the Investor, promptly upon request, (i) a written statement by the Company, if true, that it has complied with the reporting, submission and posting requirements of Rule 144 and the Exchange Act, (ii) a copy of the most recent annual report on Form 20-F or report on Form 6-K containing interim financial information of the Company and such other reports and documents so filed by the Company with the Commission if such reports are not publicly available via EDGAR, and (iii) such other information as may be reasonably requested to permit the Investor to sell such securities pursuant to Rule 144 without registration; and

8.4	take such additional action as is reasonably requested by the Investor to enable the Investor to sell the Registrable Securities pursuant to Rule 144, including, without limitation, delivering all such legal opinions, consents, certificates, resolutions and instructions to the Company’s transfer agent without unreasonable delay as may be reasonably requested from time to time by the Investor and otherwise fully cooperate with Investor and Investor’s broker in their efforts to effect such sale of securities pursuant to Rule 144.

9.	ASSIGNMENT OF REGISTRATION RIGHTS

9.1	This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part, other than to any successor of the Company, whether by merger, acquisition, reorganization or otherwise.

9.2	In respect of the Investment Shares, prior to the expiration of the lock-up period in the Lock-Up Agreement, the Investor may not assign or delegate rights, duties or obligations under this Agreement, in whole or in part, except in connection with a transfer of Investment Shares by the Investor to a Permitted Transferee (as defined in the Lock-Up Agreement) pursuant to the Lock-Up Agreement, but only if such Permitted Transferee assumes the Investor’s rights and obligations under this Agreement upon its, his or her execution and delivery of a joinder agreement, in form or substance reasonably acceptable to the Company agreeing to be bound by the terms and conditions of this Agreement as if such person were a party hereto; whereupon such person will be treated for all purposes of this Agreement, with the same rights, benefits and obligations hereunder as the Investor with respected to the transferred Registrable Securities.

9.3	In respect of the Warrant Shares, the Investor shall have the right, exercisable on three occasions, to assign or delegate rights, duties or obligations under this Agreement with respect to the Warrant Shares in connection with a transfer of Warrants by the Investor to up to three third parties (each a “Permitted Warrant Transferee”), but only if such Permitted Warrant Transferee assumes the Investor’s rights and obligations under this Agreement upon its, his or her execution and delivery of a joinder agreement, in form or substance reasonably acceptable to the Company agreeing to be bound by the terms and conditions of this Agreement as if such person were a party hereto; whereupon such person will be treated for all purposes of this Agreement, with the same rights, benefits and obligations hereunder as the Investor with respected to the Warrant Shares issuable upon exercise of the transferred Warrants.

9.4	This Agreement shall and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Investor, which shall include Permitted Transferees and the Permitted Warrant Transferee.

9.5	This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 9 hereof.

9.6	No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 11.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 9 shall be null and void.

10.	AMENDMENT OR WAIVER

10.1	Upon the written consent of the Company and the Investor, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified. No provision of this Agreement may be (i) amended other than by a written instrument signed by both parties hereto or (ii) waived other than in a written instrument signed by the party against whom enforcement of such waiver is sought. Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

11.	MISCELLANEOUS

11.1	Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement shall be given in accordance with Section 7.2 of the Investment Agreement.

11.2	Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof. The Company and the Investor acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that either party shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement by the other party and to enforce specifically the terms and provisions hereof (without the necessity of showing economic loss and without any bond or other security being required), this being in addition to any other remedy to which either party may be entitled by law or equity.

11.3	All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

11.4	This Agreement, the Investment Agreement, the Warrant Instrument and other Transaction Documentation set forth the entire agreement and understanding of the parties solely with respect to the subject matter thereof and supersedes all prior and contemporaneous agreements, negotiations and understandings between the parties, both oral and written, solely with respect to such matters. There are no promises, undertakings, representations or warranties by either party relative to the subject matter hereof not expressly set forth in the Transaction Documentation. Notwithstanding anything in this Agreement to the contrary and without implication that the contrary would otherwise be true, nothing contained in this Agreement shall limit, modify or affect in any manner whatsoever any of the Company’s obligations under the Investment Agreement.

11.5	This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors. This Agreement is not for the benefit of, nor may any provision hereof be enforced by, any Person, other than the parties hereto, their respective successors and the Persons referred to in Sections 6 and 7 hereof.

11.6	The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The terms “including,” “includes,” “include” and words of like import shall be construed broadly as if followed by the words “without limitation.” The terms “herein,” “hereunder,” “hereof” and words of like import refer to this entire Agreement instead of just the provision in which they are found.

11.7	This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature or signature delivered by e-mail in a “.pdf” format data file, including any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com, www.echosign.adobe.com, etc., shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original signature.

11.8	Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

11.9	The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party.

12.	TERMINATION

12.1	This Agreement shall terminate in its entirety upon the date on which the Investor shall have sold all the Registrable Securities; provided that the provisions of Sections 4, 6, 7, 9, 10 and 11 shall remain in full force and effect.

[Signature Pages Follow]

IN WITNESS WHEREOF, Investor and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.

COMPANY:
Vertical Aerospace Ltd.

By:

[Registration Rights Agreement – Signature Page]

INVESTOR:
imagination aero investments limited

By:

[Registration Rights Agreement – Signature Page]

Exhibit D

FORM OF SIDE LETTER

SF RESERVED MATTERS LETTER AGREEMENT

This SF RESERVED MATTERS LETTER AGREEMENT (this “Agreement”), dated as of ______________, 2024, is entered into by and between Stephen Fitzpatrick (the “Rights Holder”) and Vertical Aerospace Ltd., a Cayman Islands exempted company incorporated with limited liability (the “Company”). The Rights Holder and the Company shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Investment Agreement (as defined below).

WHEREAS, the Company and Imagination Aero Investments Limited, a company incorporated in England and Wales (the “Investor”), entered into that certain Investment Agreement dated as of _______________, 2024, pursuant to which the Investor agreed to make an investment of up to $50,000,000 into the Company by way of a subscription for Ordinary Shares and Warrants (the “Investment Agreement”).

NOW, THEREFORE, in consideration of the investment made by the Investor, an Affiliate (as defined below) of the Rights Holder, the Parties hereby agree as follows:

1.            Definitions. For purposes of this Agreement:

(a)          the term “Affiliates” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person;

(b)           the term “Articles” means the memorandum and articles of association of the Company in effect from time to time;

(c)           the term “Board” means the Company’s board of directors; and

(d)          the term “Business Day” means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorised or obligated by law to close in London, England, the Cayman Islands and New York City.

2.            Consent of the Rights Holder.

(a)           So long as the Rights Holder holds, directly or indirectly through his Affiliates, greater than 10% of the Ordinary Shares issued and outstanding, the Company shall not propose the adoption of any amendment to the Articles that, once adopted, will materially and adversely affect the rights of the Rights Holder in respect of the appointment and removal of directors as set forth in the Articles, unless the Rights Holder delivers a prior written consent to the Company.

(b)           So long as the Rights Holder holds, directly or indirectly through his Affiliates, greater than 25% of Ordinary Shares issued and outstanding, the Company shall not take any action to increase the maximum number of directors that can sit on the Board as set out in the Articles, unless the Rights Holder delivers a prior written consent to the Company.

3.           Veto Right of the Rights Holder. So long as the Rights Holder holds, directly or indirectly through his Affiliates, greater than 50% of Ordinary Shares issued and outstanding, the Rights Holder shall have a right to veto:

(a)           the Board’s appointment of any individual to serve as the chair of the Board; and

(b)          any issuance by the Company of Ordinary Shares or new instruments convertible into or exchangeable or exercisable for Ordinary Shares, following which:

(i)            the Rights Holder, directly or indirectly through his Affiliates, would own less than 50.1% of the Company’s issued and outstanding Ordinary Shares immediately following such issuance; or

(ii)           the Rights Holder, directly or indirectly through his Affiliates, would own less than 50.1% of the Company’s Ordinary Shares on a fully diluted basis at any time, having taken into account the exercise or exchange of all warrants, options and other similar instruments and the conversion of any outstanding convertible notes prior to their maturity date (including pursuant to any adjusted conversion mechanics as a result of such issuance and reflecting all applicable accrued interest).

4.            Board Approval and Veto Process. If the Board passes a resolution approving any of the matters set out in clause 3 above, such approval shall be conditional upon (a) the Company receiving a written notice from the Rights Holder that he will not exercise his veto right in respect of such matter approved by the Board or (b) not receiving notice of a veto from the Rights Holder in accordance with this Agreement. Promptly following the passing of such Board resolution, the Company shall deliver written notice to the Rights Holder (the “Resolution Notice”), and the Rights Holder may exercise his veto right under this Agreement by delivering written notice of his veto to the Company within five Business Days of receipt of the Resolution Notice.

5.            Current Obligations. Nothing in this Agreement shall (a) limit the performance of the Company’s outstanding contractual obligations as of January 21, 2024, or (b) give the Rights Holder any veto right over the performance of any such obligations or the issuance of any Ordinary Shares, options or other securities of the Company in accordance with applicable employee incentive plans.

6.            Miscellaneous.

(a)            Termination. This Agreement shall automatically terminate and be of no further force or effect upon such time as the Rights Holder and the Rights Holder’s Affiliates hold less than 10% of Ordinary Shares issued and outstanding, unless the Parties agree in writing to terminate this Agreement prior to such time.

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(b)            Assignment. This Agreement and all obligations of the Parties are personal to the Parties and may not be transferred or delegated by the Parties at any time.

(c)            Third Parties. Nothing contained in this Agreement shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a Party.

(d)          Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York as applied to agreements among New York residents entered into and to be performed entirely within New York, without giving effect to any choice of law or conflict of law, provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of New York. Each Party agrees that (a) any actions or proceedings arising in connection with this Agreement shall be brought, tried and determined only in the Federal courts of the United States or the courts of the State of New York, in each case located within the City of New York and (b) it will not bring any action or proceeding relating to this Agreement in any court other than the aforesaid courts. Each Party agrees that a final order in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the order or in any other manner provided by applicable law.

(e)        WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT.

(f)           Notices. All notices and communications required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) Business Days after the date of overnight mailing, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Company, to: Vertical Aerospace Ltd. Unit 1 Camwal Court, Chapel Street Bristol BS2 0UW United Kingdom ##################	With a copy to (which shall not constitute notice): Latham & Watkins (London) LLP 99 Bishopsgate London, EC2M 3XF United Kingdom Attn: David Stewart Email: ##################
If to the Rights Holder, to: Stephen Fitzpatrick ################## ################## Email: ##################	With a copy to (which shall not constitute notice): Milbank LLP 100 Liverpool Street | London EC2M 2AT Attn: Trevor K. Truman Email: ##################

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(g)          Amendments and Waivers. Any term of this Agreement may be amended or waived only with the written consent of the Company and the Rights Holder. No failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(h)          Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(i)          Entire Agreement. This Agreement, the Investment Agreement and the Articles (as in effect from time to time) constitute the full and entire understanding and agreement among the Parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the Parties is expressly canceled.

(j)          Counterparts; Facsimile. This Agreement may also be executed and delivered by facsimile signature or by email in portable document format in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature Page Follows]

4

Signed for and on behalf of
VERTICAL AEROSPACE LTD.

Signature

By a director

Name of signatory (print)

[SF Reserved Matters Letter Agreement – Signature Page]

Signed by
STEPHEN FITZPATRICK

Signature

[SF Reserved Matters Letter Agreement – Signature Page]

EXHIBIT E

FORM OF SECOND AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF VERTICAL AEROSPACE LTD.

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

VERTICAL AEROSPACE LTD.

(adopted by special resolution dated December 1, 2021 and effective on DECEMBER 1, 2021)

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

VERTICAL AEROSPACE LTD.

(adopted by special resolution dated dECEMBER 1, 2021 and effective on DECEMBER 1, 2021)

1	The name of the Company is Vertical Aerospace Ltd.

2	The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place as the Directors may from time to time decide.

3	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4	The liability of each Member is limited to the amount unpaid on such Member’s shares.

5	The authorised share capital of the Company is US$60,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each and 100,000,000 preferred shares of a par value of US$0.0001 each.

6	The Company has the power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7	Capitalised terms that are not defined in this Amended and Restated Memorandum of Association bear the same meaning as those given in the Amended and Restated Articles of Association of the Company.

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

VERTICAL AEROSPACE LTD.

(adopted by special resolution dated DECEMBER 1, 2021 and effective on DECEMBER 1, 2021)

1	Interpretation

1.1	In these Articles, unless otherwise defined, the defined terms shall have the meanings assigned to them as follows:

“Applicable Law”	means, with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person.

“Articles”	means these Amended and Restated Articles of Association of the Company, as from time to time altered or added to in accordance with the Statute and these Articles.

“Audit Committee”	means the audit committee of the Board established pursuant to the Articles, or any successor committee.

“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).

“Board”	means the board of directors of the Company.

“Business Day”	means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorised or obligated by law to close in New York City.

“Clearing House”	means a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

“Company”	means the above named company.

“Company’s Website”	means the website of the Company, the address or domain name of which has been notified to Members.

“Compensation Committee”	means the compensation committee of the Board established pursuant to the Articles, or any successor committee.

“Controlled Company”	has the meaning given to it in the rules of the Designated Stock Exchange.

“Designated Stock Exchange”	means any United States national securities exchange on which the securities of the Company are listed for trading, including the New York Stock Exchange.

“Directors”	means the directors for the time being of the Company.

“Dividend”	means any dividend (whether interim or final) resolved to be paid on shares pursuant to these Articles.

“electronic communication”	means a communication sent by electronic means, including electronic posting to the Company’s Website, transmission to any number, address or internet website (including the website of the SEC) or other electronic delivery methods as otherwise decided and approved by the Directors.

“electronic record”	has the same meaning as in the Electronic Transactions Act.

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands.

“Exchange Act”	means the United States Securities Exchange Act of 1934, as amended, or any similar federal statute and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time.

“Independent Director”	has the same meaning as in the rules and regulations of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, as the case may be.

“Member”	has the same meaning given to it in the Statute.

“Memorandum of Association”	means the amended and restated memorandum of association of the Company.

“Nominating and Corporate Governance Committee”	means the nominating and corporate governance committee of the Board established pursuant to the Articles, or any successor committee.

“Officer”	means a person appointed to hold an office in the Company.

“Ordinary Resolution”	means (i) a resolution passed by a simple majority of votes cast by such Members as, being entitled to do so, vote in person or, in the case of any Member being an organisation, by its duly authorised representative or, where proxies are allowed, by proxy at a general meeting of the Company or (ii) a unanimous written resolution.

“Ordinary Share”	means an ordinary share in the share capital of the Company of US$0.0001 nominal or par value designated as Ordinary Shares, and having the rights provided for in these Articles.

“Preferred Share”	means a preferred share in the share capital of the Company of US$0.0001 each nominal or par value designated as Preferred Shares, and having the rights provided for in these Articles.

“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.

“Registered Office”	means the registered office for the time being of the Company.

“Seal”	means the common seal of the Company including any facsimile thereof.

“SEC”	means the United States Securities and Exchange Commission.

“Securities Act”	means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time.

“Share”	means any share in the capital of the Company, including the Ordinary Shares, Preferred Shares and shares of other classes.

“signed”	means a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a person with the intent to sign the electronic communication.

“Special Resolution”	means (i) a resolution passed by not less than two-thirds of votes cast by such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution, has been duly given or (ii) a unanimous written resolution.

“Statute”	means the Companies Act (As Revised) of the Cayman Islands.

“Treasury Share”	means a share held in the name of the Company as a treasury share in accordance with the Statute.

1.2	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number include the plural number and vice versa;

(b)	words importing one gender include all other genders;

(c)	words importing persons include corporations as well as any other legal or natural person;

(d)	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)	“shall” shall be construed as imperative and “may” shall be construed as permissive;

(f)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)	the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)	headings are inserted for reference only and shall be ignored in construing the Articles;

(j)	any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)	any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act;

(l)	sections 8 and 19(3) of the Electronic Transactions Act shall not apply;

(m)	the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(n)	the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

2	Commencement of Business

2.1	The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

3	Issue of Shares and other Securities

3.1	Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law, and without prejudice to any rights attached to any existing Shares, the Directors may, in their absolute discretion and without approval of the holders of Ordinary Shares, allot, issue, grant options over or otherwise dispose of shares (including fractions of a share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividend or other distribution, voting, return of capital or otherwise, any or all of which may be greater than the powers and rights associated with the Ordinary Shares, to such persons, at such times and on such other terms as they think proper, which shall be conclusively evidenced by their approval of the terms thereof, and may also (subject to the Statute and these Articles) vary such rights.

3.2	The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine.

3.3	The Company shall not issue shares in bearer form and shall only issue shares as fully paid.

4	Ordinary Shares

4.1	The holders of the Ordinary Shares shall be:

(a)	entitled to dividends in accordance with the relevant provisions of these Articles;

(b)	entitled to and are subject to the provisions in relation to winding up of the Company provided for in these Articles;

(c)	entitled to attend general meetings of the Company and shall be entitled to one vote for each Ordinary Share registered in his name in the Register of Members, both in accordance with the relevant provisions of these Articles.

4.2	All Ordinary Shares shall rank pari passu with each other in all respects.

5	Preferred Shares

5.1	Preferred Shares may be issued from time to time in one or more series, each of such series to have such voting powers (full or limited or without voting powers), designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as are stated and expressed, or in any resolution or resolutions providing for the issue of such series adopted by the Directors as hereinafter provided.

5.2	Authority is hereby granted to the Directors, subject to the provisions of the Memorandum, these Articles and applicable law, to create one or more series of Preferred Shares and, with respect to each such series, to fix by resolution or resolutions, without any further vote or action by the Members of the Company providing for the issue of such series:

(a)	the number of Preferred Shares to constitute such series and the distinctive designation thereof;

(b)	the dividend rate on the Preferred Shares of such series, the dividend payment dates, the periods in respect of which dividends are payable (“Dividend Periods”), whether such dividends shall be cumulative and, if cumulative, the date or dates from which dividends shall accumulate;

(c)	whether the Preferred Shares of such series shall be convertible into, or exchangeable for, Shares of any other class or classes or any other series of the same or any other class or classes of Shares and the conversion price or prices or rate or rates, or the rate or rates at which such exchange may be made, with such adjustments, if any, as shall be stated and expressed or provided in such resolution or resolutions;

(d)	the preferences, if any, and the amounts thereof, which the Preferred Shares of such series shall be entitled to receive upon the winding up of the Company;

(e)	the voting power, if any, of the Preferred Shares of such series;

(f)	transfer restrictions and rights of first refusal with respect to the Preferred Shares of such series; and

(g)	such other terms, conditions, special rights and provisions as may seem advisable to the Directors.

5.3	Notwithstanding the fixing of the number of Preferred Shares constituting a particular series upon the issuance thereof, the Directors at any time thereafter may authorise the issuance of additional Preferred Shares of the same series subject always to the Statute and the Memorandum of Association.

5.4	No dividend shall be declared and set apart for payment on any series of Preferred Shares in respect of any Dividend Period unless there shall likewise be or have been paid, or declared and set apart for payment, on all Preferred Shares of each other series entitled to cumulative dividends at the time outstanding which rank senior or equally as to dividends with the series in question, dividends rateably in accordance with the sums which would be payable on the said Preferred Shares through the end of the last preceding Dividend Period if all dividends were declared and paid in full.

5.5	If, upon the winding up of the Company, the assets of the Company distributable among the holders of any one or more series of Preferred Shares which (a) are entitled to a preference over the holders of the Ordinary Shares upon such winding up; and (b) rank equally in connection with any such distribution, shall be insufficient to pay in full the preferential amount to which the holders of such Preferred Shares shall be entitled, then such assets, or the proceeds thereof, shall be distributed among the holders of each such series of the Preferred Shares rateably in accordance with the sums which would be payable on such distribution if all sums payable were discharged in full.

6	Register of Members

6.1	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute, provided that for so long as the securities of the Company are listed for trading on the Designated Stock Exchange, title to such securities may be evidenced and transferred in accordance with the laws applicable to and the rules and regulations of the Designated Stock Exchange.

6.2	The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

7	Closing Register of Members or Fixing Record Date

7.1	For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

7.2	In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

7.3	If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

8	Certificates for Shares

8.1	A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to the Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

8.2	The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

8.3	If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

8.4	Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

8.5	Share certificates shall be issued within the relevant time limit as prescribed by the Statute, if applicable, or as the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law may from time to time determine, whichever is shorter, after the allotment or, except in the case of a Share transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a Share transfer with the Company.

9	Transfer of Shares

9.1	Subject to the terms of the Articles, any Member may transfer all or any of his Shares by an instrument of transfer provided that such transfer complies with the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law. If the Shares in question were issued in conjunction with rights, options or warrants issued pursuant to the Articles on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such option or warrant.

9.2	The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

9.3	The Directors may, in their absolute discretion, decline to register any transfer of Shares, subject to any applicable requirements imposed from time to time by the Commission and the Designated Stock Exchange.

10	Redemption, Purchase and Surrender of Shares, Treasury Shares

10.1	Subject to the provisions, if any, in these Articles, the Memorandum, applicable law, including the Statute, and the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may:

(a)	issue shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Member on such terms and in such manner as the Directors may, before the issue of such shares, determine; and

(b)	purchase its own shares (including any redeemable shares) in such manner and on such other terms as the Directors may agree with the relevant Member, provided that the manner of purchase is in accordance with any applicable requirements imposed from time to time by the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law;

10.2	For the avoidance of doubt, redemptions, repurchases and surrenders of Shares in the circumstances described in the Article above shall not require further approval of the Members.

10.3	The Company may make a payment in respect of the redemption or purchase of its own shares in any manner permitted by the Statute, including out of capital.

10.4	The Directors may accept the surrender for no consideration of any fully paid share.

10.5	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

10.6	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

11	Variation of Rights Attaching to Shares

11.1	Subject to Article 3.1, if at any time the share capital of the Company is divided into different classes of shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of shares of the relevant class. To any such meeting all the provisions of these Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll.

11.2	For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of shares.

11.3	The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu therewith.

12	Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up shares. The Company may also on any issue of shares pay such brokerage as may be lawful.

13	Non-Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any share, or (except only as is otherwise provided by these Articles or the Statute) any other rights in respect of any share other than an absolute right to the entirety thereof in the holder.

14	Lien on Shares

14.1	The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

14.2	The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

14.3	To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

14.4	The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

15	Call on Shares

15.1	Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

15.2	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

15.3	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

15.4	If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

15.5	An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

15.6	The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

15.7	The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

15.8	No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

16	Forfeiture of Shares

16.1	If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

16.2	If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

16.3	A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

16.4	A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

16.5	A certificate in writing under the hand of one Director or Officer that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

16.6	The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

17	Transmission of Shares

17.1	If a Member dies, the survivor or survivors (where he was a joint holder) or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his shares. The estate of a deceased Member is not thereby released from any liability in respect of any share, for which he was a joint or sole holder.

17.2	Any person becoming entitled to a share in consequence of the death or bankruptcy, liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such share or to have some person nominated by him registered as the holder of such share. If he elects to have another person registered as the holder of such share he shall sign an instrument of transfer of that share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by the relevant Member before his death or bankruptcy, liquidation or dissolution, as the case may be.

17.3	A person becoming entitled to a share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he would be entitled if he were the holder of such share. However, he shall not, before becoming a Member in respect of a share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to these Articles) the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the share until the requirements of the notice have been complied with.

18	Alteration of Capital

18.1	Subject to these Articles, the Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe.

18.2	Subject to these Articles, the Company may by Ordinary Resolution:

(a)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares, provided that any fractions of a share that result from such a consolidation or division of its share capital shall be automatically repurchased by the Company at (i) the market price on the date of such consolidation or division, in the case of any shares listed on a Designated Stock Exchange and (ii) a price to be agreed between the Company and the applicable Member in the case of any shares not listed on a Designated Stock Exchange;

(b)	sub-divide its existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived;

(c)	divide shares into multiple classes; and

(d)	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

18.3	All new shares created hereunder shall be subject to the same provisions with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the shares in the original share capital.

18.4	Subject to these Articles, the Company may by Special Resolution:

(a)	change its name;

(b)	alter or add to the Articles;

(c)	alter or add to the Memorandum of Association with respect to any objects, powers or other matters specified therein; and

(d)	reduce its share capital and any capital redemption reserve in any manner authorised by law.

19	Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

20	General Meetings

20.1	All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings.

20.2	The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall approve. At these meetings the report of the Directors (if any) shall be presented.

20.3	Extraordinary general meetings for any purpose or purposes may be called at any time by a resolution adopted by the majority of the Directors, and may not be called by any other person or persons. The Directors acting pursuant to a resolution may postpone, reschedule or cancel any previously scheduled extraordinary general meeting, before or after the notice for such meeting has been sent. Business transacted at any extraordinary general meeting shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

20.4	A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

21	Notice of Business to be Brought before a Meeting

21.1	No business may be transacted at any extraordinary meeting other than the business specified in the notice of such meeting. The Board may postpone, reschedule or cancel any previously scheduled extraordinary meeting.

21.2	At an annual general meeting of the Company, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual general meeting, business must be (a) specified in a notice of meeting given by or at the direction of the Board, (b) if not specified in a notice of meeting, otherwise brought before the meeting by the Board or the Chairman of the Board or (c) otherwise properly brought before the meeting by a Member present in person who (1) (x) was a record owner of shares of the Company both at the time of giving the notice provided for in this Article 21 and at the time of the meeting, (y) is entitled to vote at the meeting, and (z) has complied with this Article 21 in all applicable respects or (2) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act. The foregoing clause (z) shall be the exclusive means for a Member to propose business to be brought before an annual general meeting. The only matters that may be brought before an extraordinary meeting are the matters specified in the notice of meeting given by or at the direction of the person calling the meeting pursuant to Article 21.1, and Members shall not be permitted to propose business to be brought before an extraordinary meeting. For purposes of this Article 21, “present in person” shall mean that the Member proposing that the business be brought before the annual meeting of the Company, or a qualified representative of such proposing Member, appear at such annual general meeting. A “qualified representative” of such proposing Member shall be a duly authorized officer, manager or partner of such Member or any other person authorized by a writing executed by such Member or an electronic transmission delivered by such Member to act for such Member as proxy at the meeting of Members and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of Members. Members seeking to nominate persons for election to the Board must comply with Article 22 and Article 23 and this Article 21 shall not be applicable to nominations except as expressly provided in Article 22 and Article 23.

21.3	Without qualification, for business to be properly brought before an annual general meeting by a Member, the Member must (A) provide Timely Notice (as defined below) thereof in writing and in proper form to the Directors of the Company and (B) provide any updates or supplements to such notice at the times and in the forms required by this Article 21. To be timely, a Member’s notice must be delivered to, or mailed and received at, the principal executive offices of the Company not less than ninety (90) days nor more than one hundred twenty (120) days prior to the one-year anniversary of the preceding year’s annual meeting. In the case of the first annual general meeting following the date hereof, , notice by the Member to be timely must be so delivered, or mailed and received, not later than the tenth (10th) day following the day on which public disclosure of the date of such annual general meeting was first made by the Company (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual general meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.

21.4	To be in proper form for purposes of this Article 21, a member’s notice to the Directors shall set forth:

(a)	As to each Proposing Person (as defined below), (i) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Company’s books and records); and (ii) the class and number of shares of the Company that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Company as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (i) and (ii) are referred to as “Stockholder Information”);

(b)	As to each Proposing Person, (i) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of shares of the Company; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (ii) any rights to dividends on the shares of any class or series of shares of the Company owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Company, (iii) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Company or any of its officers or directors, or any affiliate of the Company, (iv) any other material relationship between such Proposing Person, on the one hand, and the Company, any affiliate of the Company, on the other hand, (v) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Company or any affiliate of the Company (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (vi) a representation that such Proposing Person intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the issued share capital of the Company required to approve or adopt the proposal or otherwise solicit proxies from Members in support of such proposal and (vii) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (i) through (vii) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the member directed to prepare and submit the notice required by these Articles on behalf of a beneficial owner; and

(c)	As to each item of business that the Member proposes to bring before the annual general meeting, (i) a brief description of the business desired to be brought before the annual general meeting, the reasons for conducting such business at the annual general meeting and any material interest in such business of each Proposing Person, (ii) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Articles of association of the Company, the language of the proposed amendment), and (iii) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other record or beneficial holder(s) or persons(s) who have a right to acquire beneficial ownership at any time in the future of the shares of any class or series of the Company (including their names) in connection with the proposal of such business by such Member; and (iv) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this paragraph (c) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the Member directed to prepare and submit the notice required by these Articles on behalf of a beneficial owner.

For purposes of this Article 21, the term “Proposing Person” shall mean (i) the Member providing the notice of business proposed to be brought before an annual general meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such Member in such solicitation.

(d)	A Proposing Person shall update and supplement its notice to the Company of its intent to propose business at an annual general meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Article 21 shall be true and correct as of the record date for Members entitled to vote at the meeting and as of the date that is ten (10) Business Days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Company not later than five (5) Business Days after the record date for Members entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) Business Days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) Business Days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Article of these Articles shall not limit the Company’s rights with respect to any deficiencies in any notice provided by a Member, extend any applicable deadlines hereunder or enable or be deemed to permit a Member who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the Members.

(e)	Notwithstanding anything in these Articles to the contrary, no business shall be conducted at an annual general meeting that is not properly brought before the meeting in accordance with this Article 21. The presiding officer of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Article 21, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(f)	This Article 21 is expressly intended to apply to any business proposed to be brought before an annual general meeting other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Company’s proxy statement. In addition to the requirements of this Article 21 with respect to any business proposed to be brought before an annual general meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Article 21 shall be deemed to affect the rights of Members to request inclusion of proposals in the Company’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(g)	For purposes of these Articles, “public disclosure” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Company with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

22	Notice of Nominations for Election to the Board

(a)	Nominations of any person for election to the Board at an annual general meeting or at an extraordinary general meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such extraordinary general meeting) may be made at such meeting only (i) by or at the direction of the Board, including by any committee or persons authorized to do so by the Board or these Articles, or (ii) by a Member present in person (A) who was a record owner of shares of the Company both at the time of giving the notice provided for in this Article 22 and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) has complied with this Article 22 and Article 23 as to such notice and nomination. For purposes of this Article 22, “present in person” shall mean that the Member proposing that the business be brought before the meeting of the Company, or a qualified representative of such Member, appear at such meeting. A “qualified representative” of such proposing Member shall be a duly authorized officer, manager or partner of such Member or any other person authorized by a writing executed by such Member or an electronic transmission delivered by such Member to act for such Member as proxy at the meeting of Members and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of Members. The foregoing clause (ii) shall be the exclusive means for a Member to make any nomination of a person or persons for election to the Board at an annual general meeting or extraordinary general meeting.

(b)

(i)	Without qualification, for a Member to make any nomination of a person or persons for election to the Board at an annual general meeting, the member must (1) provide Timely Notice (as defined in Article 21) thereof in writing and in proper form to the Secretary of the Company, (2) provide the information, agreements and questionnaires with respect to such Member and its candidate for nomination as required to be set forth by this Article 22 and Article 23 and (3) provide any updates or supplements to such notice at the times and in the forms required by this Article 22 and Article 23. Without qualification, if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling an extraordinary general meeting, then for a Member to make any nomination of a person or persons for election to the Board at an extraordinary general meeting, the Member must (i) provide timely notice thereof in writing and in proper form to the Secretary of the Company at the principal executive offices of the Company,

(ii)	provide the information with respect to such Member and its candidate for nomination as required by this Article 22 and Article 23 and (iii) provide any updates or supplements to such notice at the times and in the forms required by this Article 22. To be timely, a Member’s notice for nominations to be made at an extraordinary general meeting must be delivered to, or mailed and received at, the principal executive offices of the Company not earlier than the one hundred twentieth (120th) day prior to such extraordinary general meeting and not later than the ninetieth (90th) day prior to such extraordinary general meeting or, if later, the tenth (10th) day following the day on which public disclosure (as defined in Article 21) of the date of such extraordinary general meeting was first made.

(iii)	In no event shall any adjournment or postponement of an annual general meeting or extraordinary general meeting or the announcement thereof commence a new time period for the giving of a Member’s notice as described above.

(iv)	In no event may a Nominating Person provide Timely Notice with respect to a greater number of director candidates than are subject to election by Members at the applicable meeting. If the Company shall, subsequent to such notice, increase the number of directors subject to election at the meeting, such notice as to any additional nominees shall be due on the later of (i) the conclusion of the time period for Timely Notice, (ii) the date set forth in Article 22(b)(ii) or (iii) the tenth day following the date of public disclosure (as defined in Article 21) of such increase.

(c)	To be in proper form for purposes of this Article 22, a Member’s notice to the Directors shall set forth:

(i)	As to each Nominating Person (as defined below), the Stockholder Information (as defined in Article 21.4(a), except that for purposes of this Article 22 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Article 21.4(a));

(ii)	As to each Nominating Person, any Disclosable Interests (as defined in Article 21.4(b), except that for purposes of this Article 22 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Article 21.4(b) and the disclosure with respect to the business to be brought before the meeting in Article 21.4(b) shall be made with respect to the election of directors at the meeting); and

(iii)	As to each candidate whom a Nominating Person proposes to nominate for election as a director, (A) all information with respect to such candidate for nomination that would be required to be set forth in a Member’s notice pursuant to this Article 22 and Article 23 if such candidate for nomination were a Nominating Person, (B) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (C) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant (the disclosures to be made pursuant to the foregoing clauses (A) through (C) are referred to as “Nominee Information”), and (D) a completed and signed questionnaire, representation and agreement as provided in Article 23(a).

For purposes of this Article 22, the term “Nominating Person” shall mean (i) the Member providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, and (iii) any other participant in such solicitation.

(d)	A Member providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Article 22 shall be true and correct as of the record date for Members entitled to vote at the meeting and as of the date that is ten (10) Business Days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Company not later than five (5) Business Days after the record date for Members entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) Business Days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) Business Days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Article of these Articles shall not limit the Company’s rights with respect to any deficiencies in any notice provided by a Member, extend any applicable deadlines hereunder or enable or be deemed to permit a Member who has previously submitted notice hereunder to amend or update any nomination or to submit any new nomination.

In addition to the requirements of this Article 22 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.

23	Additional Requirements for Valid Nomination of Candidates to Serve as Director and, if Elected, to be Seated as Directors.

(a)	To be eligible to be a candidate for election as a director of the Company at an annual general meeting or extraordinary general meeting, a candidate must be nominated in the manner prescribed in Article 22 and the candidate for nomination, whether nominated by the Board or by a Member of record, must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board), to the Directors at the principal executive offices of the Company, (1) a completed written questionnaire (in a form provided by the Company) with respect to the background, qualifications, share ownership and independence of such proposed nominee, and such additional information with respect to such proposed nominee as would be required to be provided by the Company pursuant to Schedule 14A if such proposed nominee were a participant in the solicitation of proxies by the Company in connection with such annual general meeting or extraordinary general meeting and (2) a written representation and agreement (in form provided by the Company) that such candidate for nomination (A) is not and, if elected as a director during his or her term of office, will not become a party to (x) any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Company, will act or vote on any issue or question (a “Voting Commitment”) or (y) any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a director of the Company, with such proposed nominee’s fiduciary duties under applicable law, (B) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation or reimbursement for service as a director that has not been disclosed to the Company, (C) if elected as a director of the Company, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock or share ownership and trading and other policies and guidelines of the Company applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary of the Company shall provide to such candidate for nomination all such policies and guidelines then in effect), (D) if elected as director of the Company, intends to serve the entire term until the next meeting at which such candidate would face re-election and (E) consents to being named as a nominee in the Company’s proxy statement pursuant to Rule 14a-4(d) under the Exchange Act and any associated proxy card of the Company and agrees to serve if elected as a director.

(b)	The Board may also require any proposed candidate for nomination as a Director to furnish such other information as may reasonably be requested by the Board in writing prior to the meeting of Members at which such candidate’s nomination is to be acted upon in order for the Board to determine the eligibility of such candidate for nomination to be an independent director of the Company in accordance with the Company’s Corporate Governance Guidelines.

(c)	A candidate for nomination as a director shall further update and supplement the materials delivered pursuant to this Article 23, if necessary, so that the information provided or required to be provided pursuant to this Article 23 shall be true and correct as of the record date for Members entitled to vote at the meeting and as of the date that is ten (10) Business Days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Company (or any other office specified by the Company in any public announcement) not later than five (5) Business Days after the record date for Members entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) Business Days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) Business Days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Article of these Articles shall not limit the Company’s rights with respect to any deficiencies in any notice provided by a Member, extend any applicable deadlines hereunder or enable or be deemed to permit a Member who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business or resolutions proposed to be brought before a meeting of the Members.

(d)	No candidate shall be eligible for nomination as a director of the Company unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with Article 22 and this Article 23, as applicable. The presiding officer at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with Article 22 and this Article 23, and if he or she should so determine, he or she shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots cast for the nominee in question) shall be void and of no force or effect.

(e)	Notwithstanding anything in these Articles to the contrary, no candidate for nomination shall be eligible to be seated as a director of the Company unless nominated and elected in accordance with Article 22 and this Article 23.

24	Notice of General Meetings

24.1	The notice of any general meeting of Members shall be sent or otherwise given in accordance with these Articles not less than ten (10) calendar days (but not more than sixty (60) calendar days) before the date of the meeting to each Member entitled to vote at such meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which Members and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of an extraordinary general meeting, the purpose or purposes for which the meeting is called. The notice shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all the Members (or their proxies) entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting, by the Members (or their proxies) having a right to attend and vote at the meeting, together holding not less than a majority of the shares giving that right.

24.2	The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a Special Resolution shall specify the intention to propose the resolution as a Special Resolution. Notice of every general meeting shall be given to all Members other than such as, under the provisions hereof or the terms of issue of the shares they hold, are not entitled to receive such notice from the Company.

24.3	In cases where instruments of proxy are sent out with a notice of general meeting, the accidental omission to send such instrument of proxy to, or the non-receipt of any such instrument of proxy by, any person entitled to receive notice shall not invalidate any resolution passed or any proceeding at any such meeting.

24.4	The accidental omission to give notice of a meeting to or the non receipt of a notice of a meeting by any Member shall not invalidate the proceedings at any meeting.

25	Proceedings at General Meetings

25.1	The date and time of the opening and the closing of the polls for each matter upon which the Members will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The person presiding over any meeting of Members shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures (which need not be in writing) and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, prescribed by the person presiding over the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present (including, without limitation, rules and procedures for removal of disruptive persons from the meeting); (iii) limitations on attendance at or participation in the meeting to Members entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the person presiding over the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of Members, in addition to making any other determinations that may be appropriate to the conduct of the meeting (including, without limitation, determinations with respect to the administration and/or interpretation of any of the rules, regulations or procedures of the meeting, prescribed by the person presiding over the meeting), shall, if the facts warrant, determine and declare to the meeting that a matter of business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered.

25.2	No business shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business. Members holding in aggregate not less than a simple majority of all voting share capital of the Company in issue present in person or by proxy and entitled to vote shall be a quorum. A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting. If, however, such quorum is not present or represented at any general meeting, then either (i) the chairman of the meeting or (ii) the Members entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting.

25.3	When a meeting is adjourned to another time and place, unless these Articles otherwise require, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Company may transact any business that might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at the meeting.

25.4	A determination of the Members of record entitled to notice of or to vote at a general meeting shall apply to any adjournment of such meeting unless the Directors fix a new record date for the adjourned meeting, but the Directors shall fix a new record date if the meeting is adjourned for more than thirty (30) days from the date set for the original meeting.

25.5	The chairman of the Board shall preside as chairman at every general meeting of the Company. If at any meeting the chairman of the Board is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, the Directors present shall elect one of their number as chairman of the meeting or if all the Directors present decline to take the chair, the Members present shall choose one of their own number to be the chairman of the meeting.

25.6	At any general meeting a resolution put to the vote of the meeting shall be decided on a poll.

25.7	A poll shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting.

25.8	In the case of an equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote.

26	Votes of Members

26.1	Subject to any rights and restrictions for the time being attached to any class or classes of shares, every Member present in person and every person representing a Member by proxy at a general meeting of the Company shall have one (1) vote for each share registered in such Member’s name in the Register of Members. No cumulative voting shall be allowed.

26.2	In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

26.3	A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote on a poll by his committee, or other person in the nature of a committee appointed by that court, and any such committee or other person, may on a poll, vote by proxy.

26.4	No Member shall be entitled to vote at any general meeting unless all sums presently payable by him in respect of shares in the Company have been paid.

26.5	On a poll, votes may be given either personally or by proxy.

26.6	The instrument appointing a proxy shall be in writing (whether by manual signature, typewriting or otherwise) under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is an entity, either under seal or under the hand of an officer or attorney duly authorised in that behalf provided however, that a Member may also authorise the casting of a vote by proxy pursuant to telephonic or electronically transmitted instructions (including, without limitation, instructions transmitted over the internet) obtained pursuant to procedures approved by the Directors which are reasonably designed to verify that such instructions have been authorised by such Member. A proxy need not be a Member of the Company. Notwithstanding the foregoing, no proxy shall be voted or acted upon after three (3) years from its date unless the proxy provides for a longer period.

26.7	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

26.8	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

26.9	Shares that are beneficially owned by the Company shall not be voted, directly or indirectly, at any general meeting and shall not be counted in determining the total number of issued Shares at any given time.

27	Corporations Acting by Representatives at Meeting

Any corporation or other entity which is a Member may, by resolution of its directors, other governing body or authorised individual(s), authorise such person as it thinks fit to act as its representative at any general meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member.

28	Clearing Houses

If a clearing house or depository (or its nominee) is a Member it may, by resolution of its directors, other governing body or authorised individual(s) or by power of attorney, authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any general meeting of any class of Members; provided that, if more than one person is so authorised, the authorisation shall specify the number and class of shares in respect of which each such person is so authorised. A person so authorised pursuant to this provision shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual Member of the Company holding the number and class of shares specified in such authorisation.

29	Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

30	Directors

30.1	There shall be a Board consisting of such number of Directors as fixed by the Directors from time to time (but less than one Director), unless increased or decreased from time to time by the Directors or the Company in general meeting. So long as Shares are listed on the Designated Stock Exchange, the Board shall include such number of “independent directors” as the relevant rules applicable to the listing of any Shares on the Designated Stock Exchange require (subject to any applicable exceptions for Controlled Companies).

30.2	The Directors by the affirmative vote of a simple majority of the remaining Directors present and voting at a meeting of the Directors, even if less than a quorum, shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board, subject to these Articles, the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law. Any Director so appointed shall hold office until his earlier death, resignation or removal.

30.3	A director may be removed from office by the Members by Special Resolution only for cause (“cause” for removal of a Director shall be deemed to exist only if (a) the Director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal; (b) such Director has been found by the affirmative vote of a majority of the Directors then in office at any regular or extraordinary meeting of the Board called for that purpose, or by a court of competent jurisdiction, to have been guilty of wilful misconduct in the performance of such Director’s duties to the Company in a matter of substantial importance to the Company; or (c) such Director has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetency directly affects such director’s ability to perform his or her obligations as a Director) at any time before the expiration of his term notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). If the Board makes a determination that removal of a Director by the Members by Special Resolution is in the best interests of the Company the above definition of “cause” shall not apply. A vacancy on the Board created by the removal of a Director under the provisions of these Articles may be filled by the election or appointment by Ordinary Resolution at the general meeting at which such Director is removed or by the affirmative vote of a simple majority of the remaining Directors present and voting at a meeting of the Directors, subject to these Articles, the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law.

30.4	The Directors may, from time to time, and except as required by the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives, which shall be intended to set forth the policies of the Company and the Directors on various corporate governance related matters, as the Directors shall determine by resolution from time to time.

30.5	A Director shall not be required to hold any shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to receive notice of and to attend and speak at general meetings of the Company and all classes of shares of the Company.

31	Directors’ Fees and Expenses

31.1	The Directors may receive such remuneration as the Directors may from time to time determine. The Directors may be entitled to be repaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred by such Director in attending meetings of the Directors or committees of the Directors or general meetings or separate meetings of any class of securities of the Company or otherwise in connection with the discharge of his duties as a Director.

31.2	Any Director who performs services which in the opinion of the Directors go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Directors may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration provided for, by or pursuant to any other Article.

32	Powers and Duties of Directors

32.1	Subject to the provisions of the Statute, these Articles and to any resolutions made in a general meeting, the business of the Company shall be managed by or under the direction of the Board, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution made by the Company in a general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been made.

32.2	The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committees consisting of such member or members of their body as they think fit (including, without limitation, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee); provided that any committee so formed shall include amongst its members at least two Directors unless otherwise required by the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law. No committee shall have the power of authority to (a) recommend to the Members an amendment of these Articles (except that a committee may, to the extent authorised in the resolution or resolutions providing for the issuance of shares adopted by the Directors as provided under the laws of the Cayman Islands, fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the Company or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of shares of the Company); (b) adopt an agreement of merger or consolidation; (c) recommend to the Members the sale, lease or exchange of all or substantially all of the Company’s property and assets; (d) recommend to the Members a dissolution of the Company or a revocation of a dissolution; (e) recommend to the Members an amendment of the Memorandum of Association of the Company; or (f) declare a dividend or authorise the issuance of shares unless the resolution establishing such committee (or the charter of such committee approved by the Directors) or the Memorandum of Association or these Articles so provide. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors. The Directors may also delegate to any Director holding any executive office such of their powers as they consider desirable to be exercised by him or her. Any such delegation may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers, and may be revoked or altered.

32.3	The Directors may from time to time and at any time by power of attorney or otherwise appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to delegate all or any of the powers, authorities and discretion vested in him.

32.4	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the following paragraphs shall be without prejudice to the general powers conferred by this paragraph.

32.5	The Directors from time to time and at any time may establish any advisory committees, local boards or agencies for managing any of the affairs of the Company and may appoint any persons to be members of such advisory committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any of the aforesaid.

32.6	The Directors from time to time and at any time may delegate to any such advisory committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill up any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

32.7	The Directors may adopt formal written charters for committees and, if so adopted, shall review and assess the adequacy of such formal written charters on an annual basis. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in the Articles and shall have such powers as the Directors may delegate pursuant to the Articles and as required by the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law. Each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, if established, shall consist of such number of Directors as the Directors shall from time to time determine (or such minimum number as may be required from time to time by the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law). For so long as any class of Shares is listed on the Designated Stock Exchange, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee shall be made up of such number of Independent Directors as is required from time to time by the rules and regulations of the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law.

32.8	Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretions for the time being vested to them.

32.9	The Directors may elect, by the affirmative vote of a majority of the Directors then in office, a chairman. The chairman of the Board may be a director or an officer of the Company. Subject to the provisions of these Articles and the direction of the Directors, the chairman of the Board shall perform all duties and have all powers which are commonly incident to the position of chairman of a board or which are delegated to him or her by the Directors, preside at all general meetings and meetings of the Directors at which he or she is present and have such powers and perform such duties as the Directors may from time to time prescribe.

33	Disqualification of Directors

Subject to these Articles, the office of Director shall be vacated, if the Director:

(a)	becomes bankrupt or makes any arrangement or composition with his creditors;

(b)	dies or is found to be or becomes of unsound mind;

(c)	resigns his office by notice in writing to the Company;

(d)	is prohibited by applicable law or the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law from being a director;

(e)	without special leave of absence from the Directors, is absent from meetings of the Directors for six consecutive months and the Directors resolve that his office be vacated; or

(f)	if he or she shall be removed from office pursuant to these Articles.

34	Proceedings of Directors

34.1	Subject to these Articles, the Directors may meet together for the dispatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Such meetings may be held at any place within or outside the Cayman Islands that has been designated by the Directors. In the absence of such a designation, meetings of the Directors shall be held at the principal executive office of the Company. Questions arising at any meeting of the Directors shall be decided by the method set forth in Article 34.4.

34.2	The chairman of the Board or the Secretary on request of a Director, may, at any time summon a meeting of the Directors by twenty-four (24) hour notice to each Director in person, by telephone, electronic email, or in such other manner as the Directors may from time to time determine, which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held. Notice of a meeting need not be given to any Director (i) who signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or (ii) who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such Directors. All such waivers, consents, and approvals shall be filed with the corporate records or made part of the minutes of the meeting. A waiver of notice need not specify the purpose of any regular or extraordinary meeting of the Directors.

34.3	A Director or Directors may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director or Directors are members, by means of telephone or similar communication equipment by way of which all persons participating in such meeting can hear each other and such participation shall be deemed to constitute presence in person at the meeting.

34.4	The quorum necessary for the transaction of the business of the Directors shall be a majority of the authorised number of Directors. If at any time there is only a sole Director, the quorum shall be one (1) Director. Every act or decision done or made by a majority of the Directors present at a duly held meeting at which a quorum is present shall be regarded as the act of the Directors, subject to the provisions of these Articles and other applicable law. In the case of an equality of votes, the chairman shall not have an additional tie-breaking vote.

34.5	A meeting of the Directors may be held by means of telephone or teleconferencing or any other telecommunications facility provided that all participants are thereby able to communicate immediately by voice with all other participants.

34.6	Subject to these Articles, a Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

34.7	A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement. Any Director who enters into a contract or arrangement or has a relationship that is reasonably likely to be implicated under this Article 34.7 or that would reasonably be likely to affect a Director’s status as an “Independent Director” under the rules and regulations of the Designated Stock Exchange, Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law shall disclose the nature of his or her interest in any such contract or arrangement in which he is interested or any such relationship.

34.8	Any Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to reasonable expense reimbursement consistent with the Company’s policies in connection with such Directors service in his official capacity; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

34.9	The Directors shall cause minutes to be made in books or loose-leaf folders provided for the purpose of recording:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

34.10	When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

34.11	A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee as the case may be, duly convened and held.

34.12	The continuing Directors may act notwithstanding any vacancy in their body but if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

34.13	A committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the members present may choose one of their number to be chairman of the meeting.

34.14	A committee appointed by the Directors may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall not have a second or casting vote.

34.15	Meetings and actions of committees of the Directors shall be governed by, and held and taken in accordance with, the provisions of Article 34.1 (place of meetings), Article 34.2 (notice), Article 34.3 (telephonic meetings), and Article 34.4 (quorum), with such changes in the context of these Articles as are necessary to substitute the committee and its members for the Directors; provided, however, that the time of regular meetings of committees may be determined either by resolution of the Directors or by resolution of the committee, that special meetings of committees may also be called by resolution of the Directors, and that notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Directors may adopt rules for the government of any committee not inconsistent with the provisions of these Articles.

34.16	All acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

35	Presumption of Assent

A Director of the Company who is present at a meeting of the Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent or abstention shall be entered in the Minutes of the meeting or unless he shall file his written dissent or abstention from such action with the person acting as the chairman or Secretary of the meeting before the adjournment thereof or shall forward such dissent or abstention by registered post to such person immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favour of such action.

36	Dividends, Distributions and Reserve

36.1	Subject to any rights and restrictions for the time being attached to any class or classes of shares and these Articles, the Directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor. All dividends unclaimed for one (1) year after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed. Subject to any applicable unclaimed property or other laws, any dividend unclaimed after a period of six (6) years from the date of declaration shall be forfeited and shall revert to the Company. The payment by the Directors of any unclaimed dividend or other sums payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof.

36.2	The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds be properly applied and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Directors may from time to time think fit. The Directors shall establish an account to be called the “Share Premium Account” and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share in the Company. Unless otherwise provided by the provisions of these Articles, the Directors may apply the share premium account in any manner permitted by the Statute and the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law. The Company shall at all times comply with the provisions of these Articles, the Statute and the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law in relation to the share premium account.

36.3	Any dividend may be paid by cheque or warrant sent through the post to the registered address of the Member or person entitled thereto, or in the case of joint holders, to any one of such joint holders at his registered address or to such person and such address as the Member or person entitled, or such joint holders as the case may be, may direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent or to the order of such other person as the Member or person entitled, or such joint holders as the case may be, may direct. Notwithstanding the foregoing, dividends may also be paid electronically to the account of the Members or persons entitled thereto or in such other manner approved by the Directors.

36.4	The Directors when paying dividends to the Members in accordance with the foregoing provisions may make such payment either in cash or in specie.

36.5	No dividend shall be paid otherwise than out of profits or, subject to the restrictions of the Statute, the share premium account.

36.6	Subject to the rights of persons, if any, entitled to shares with special rights as to dividends, all dividends shall be declared and paid according to the amounts paid or credited as fully paid on the shares, but if and so long as nothing is paid up on any of the shares in the Company dividends may be declared and paid according to the amounts of the shares. No amount paid on a share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the share.

36.7	If several persons are registered as joint holders of any share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the share.

36.8	No dividend shall bear interest against the Company.

37	Book of Accounts

37.1	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

37.2	The books of account shall be kept at such place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

37.3	The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors, and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors.

37.4	The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited.

38	Audit

38.1	The Directors or, if authorised to do so, the Audit Committee of the Directors, may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.

38.2	Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

38.3	Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

39	The Seal

39.1	The Seal of the Company shall not be affixed to any instrument except by the authority of a resolution of the Directors, provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of any one or more persons as the Directors may appoint for the purpose and every person as aforesaid shall sign every instrument to which the Seal of the Company is so affixed in their presence.

39.2	The Company may maintain a facsimile of its Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such person or persons as the Directors shall for this purpose appoint and such person or persons as aforesaid shall sign every instrument to which the facsimile Seal of the Company is so affixed in their presence of and the instrument signed by a Director or the Secretary (or an Assistant Secretary) of the Company or in the presence of any one or more persons as the Directors may appoint for the purpose.

39.3	Notwithstanding the foregoing, a Director shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

40	Officers

40.1	Subject to these Articles, the Directors may from time to time appoint any person, whether or not a director of the Company, to hold the office of the Chief Executive Officer, the President, the Chief Financial Officer, one or more Vice Presidents or such other officers as the Directors may think necessary for the administration of the Company, for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit.

40.2	All officers of the Company shall respectively have such authority and perform such duties in the management of the business of the Company as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

41	Register of Directors and Officers

The Company shall cause to be kept in one or more books at its office a register of Directors and Officers in which there shall be entered the full names and addresses of the Directors and Officers and such other particulars as required by the Statute. The Company shall send to the Registrar of Companies in the Cayman Islands a copy of such register, and shall from time to time notify the said Registrar of any change that takes place in relation to such Directors and Officers as required by the Statute.

42	Capitalisation of Profits

Subject to the Statute and these Articles, the Directors may capitalise any sum standing to the credit of any of the Company’s reserve accounts (including a share premium account or a capital redemption reserve fund) or any sum standing to the credit of profit and loss account or otherwise available for distribution and to appropriate such sum to Members in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of dividend and to apply such sum on their behalf in paying up in full unissued shares for allotment and distribution credited as fully paid up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power to the Directors to make such provisions as they think fit for the case of shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

43	Notices

43.1	Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the person entitled to give notice to any Member either personally, by email or by sending it through the post in a prepaid letter or via a recognised courier service, fees prepaid, addressed to the Member at his address as appearing in the Register of Members or, to the extent permitted by all applicable laws and regulations, by electronic means by transmitting it to any electronic number or address or website supplied by the Member to the Company or by placing it on the Company’s Website, provided that, (i) with respect to notification via electronic means, the Company has obtained the Member’s prior express positive confirmation in writing to receive or otherwise have made available to him notices in such fashion, and (i) with respect to posting to Company’s Website, notification of such posting is provided to such Member. In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the Register of Members in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

43.2	An affidavit of the mailing or other means of giving any notice of any general meeting, executed by the Secretary, Assistant Secretary or any transfer agent of the Company giving the notice, shall be prima facie evidence of the giving of such notice.

43.3	Any Member present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

43.4	Any notice or other document, if served by (a) post, shall be deemed to have been served when the letter containing the same is posted, or (b) email, shall be deemed to have been served upon confirmation of successful transmission, or (c) recognised courier service, shall be deemed to have been served when the letter containing the same is delivered to the courier service and in proving such service it shall be sufficient to provide that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier, or (d) electronic means as provided herein shall be deemed to have been served and delivered on the day on which it is successfully transmitted or at such later time as may be prescribed by any applicable laws or regulations.

43.5	Any notice or document delivered or sent to any Member in accordance with the terms of these Articles shall notwithstanding that such Member be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any share registered in the name of such Member as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register of Members as the holder of the share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

43.6	Notice of every general meeting shall be given to:

(a)	all Members who have supplied to the Company an address for the giving of notices to them, except that in case of joint holders, the notice shall be sufficient if given to the joint holder first named in the Register of Members; and

(b)	each Director.

43.7	No other person shall be entitled to receive notices of general meetings.

44	Information

44.1	No Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors would not be in the interests of the Members of the Company to communicate to the public.

44.2	The Directors shall be entitled (but not required, except as provided by law) to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register of Members and transfer books of the Company.

45	Indemnity

45.1	The Company shall indemnify and hold harmless, to the fullest extent permitted under the laws of the Cayman Islands as they presently exist or may hereafter be amended, any director or officer of the Company who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Company or, while serving as a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership (a “covered person”), joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred by such person in connection with any such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Article 45.4, the Company shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized in the specific case by the Board.

45.2	The Company shall have the power to indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any employee or agent of the Company who was or is made or is threatened to be made a party or is otherwise involved in any Proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such Proceeding.

45.3	The Company shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by any covered person, and may pay the expenses incurred by any employee or agent of the Company, in defending any Proceeding in advance of its final disposition; provided, however, that such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified under this Article 45 or otherwise.

45.4	If a claim for indemnification (following the final disposition of such Proceeding) under this Article 45 is not paid in full within sixty (60) days, or a claim for advancement of expenses under this Article 45 is not paid in full within thirty (30) days, after a written claim therefor has been received by the Company the claimant may thereafter (but not before) file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action the Company shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

45.5	The rights conferred on any person by this Article 45 shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of these Articles, agreement, vote of Members or disinterested directors or otherwise.

45.6	The Directors, on behalf of the Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust enterprise or non-profit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Company would have the power to indemnify him or her against such liability under Cayman Islands law.

45.7	The Company’s obligation, if any, to indemnify or advance expenses to any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity shall be reduced by any amount such person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

45.8	The rights to indemnification and to prepayment of expenses provided by, or granted pursuant to, this Article 45 shall continue notwithstanding that the person has ceased to be a director or officer of the Company and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributees of such person.

45.9	The provisions of this Article 45 shall constitute a contract between the Company, on the one hand, and, on the other hand, each individual who serves or has served as a director or officer of the Company (whether before or after the adoption of these Articles), in consideration of such person’s performance of such services, and pursuant to this Article 45 the Company intends to be legally bound to each such current or former director or officer of the Company. With respect to current and former directors and officers of the Company, the rights conferred under this Article 45 are present contractual rights and such rights are fully vested, and shall be deemed to have vested fully, immediately upon adoption of these Articles. With respect to any directors or officers of the Company who commence service following adoption of these Articles, the rights conferred under this provision shall be present contractual rights and such rights shall fully vest, and be deemed to have vested fully, immediately upon such director or officer commencing service as a director or officer of the Company.

45.10	Any repeal or modification of the foregoing provisions of this Article 45 shall not adversely affect any right or protection (i) hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification or (ii) under any agreement providing for indemnification or advancement of expenses to an officer or director of the Company in effect prior to the time of such repeal or modification.

45.11	Any reference to an officer of the Company in this Article 45 shall be deemed to refer exclusively to the Chief Executive Officer, President, and Secretary, Vice President or other officer of the Company appointed by (x) the Board pursuant to these Articles or (y) an officer to whom the Board has delegated the power to appoint officers pursuant to these Articles, and any reference to an officer of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be deemed to refer exclusively to an officer appointed by the Board (or equivalent governing body) of such other entity pursuant to the memorandum of association, Articles of association, certificate of incorporation and bylaws (or equivalent organizational documents) of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The fact that any person who is or was an employee of the Company or an employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise has been given or has used the title of “Vice President” or any other title that could be construed to suggest or imply that such person is or may be an officer of the Company or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall not result in such person being constituted as, or being deemed to be, an officer of the Company or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise for purposes of this Article 45.

46	Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31 in each year and shall begin on the day following.

47	Winding Up

47.1	If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any shares, in a winding up:

(a)	if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the shares held by them; or

(b)	if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

47.2	If the Company shall be wound up the liquidator may, subject to the rights attaching to any shares and with the sanction of a Special Resolution of the Company and any other sanction required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

48	Amendment of Memorandum and Articles of Association and Name of Company

48.1	Subject to the provisions of the Statute and the provisions of these Articles as regards the matters to be dealt with by Ordinary Resolution, the following actions shall require a Special Resolution of the Company:

(a)	change its name;

(b)	alter or add to these Articles;

(c)	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)	reduce its share capital or any capital redemption reserve fund.

49	Registration by Way of Continuation

Subject to these Articles, the Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

50	Mergers and Consolidations

The Company shall, with the approval of a Special Resolution, have the power to merge or consolidate with one or more constituent companies (as defined in the Statute), upon such terms as the Directors may determine.

51	Business Opportunities

51.1	To the fullest extent permitted by Applicable Law, no any Director who is not employed by the Company or its subsidiaries shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company. To the fullest extent permitted by Applicable Law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any Director who is not employed by the Company or its subsidiaries, on the one hand, and the Company, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by Applicable Law, no Director who is not employed by the Company or its subsidiaries shall have no duty to communicate or offer any such corporate opportunity to the Company and shall not be liable to the Company or its Members for breach of any fiduciary duty as a Member, Director and/or Officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.

51.2	The Company hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both the Company and any Director who is not employed by the Company or its subsidiaries, about which any such Director acquires knowledge; provided that, the Company does not renounce any interest or expectancy it may have in any business opportunity that is expressly offered to any Director solely in his or her capacity as a Director or Officer, and not in any other capacity.

51.3	In addition to and notwithstanding the foregoing provisions of this Article, a corporate opportunity shall not be deemed to belong to the Company if it is a business opportunity the Company is not financially able or contractually permitted or legally able to undertake, or that is, from its nature, not in the line of the Company’s business or is of no practical advantage to it or that is one in which the Company has no interest or reasonable expectancy.

51.4	To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article to be a breach of duty to the Company or its Members, the Company hereby waives, to the fullest extent permitted by Applicable Law, any and all claims and causes of action that the Company may have for such activities. To the fullest extent permitted by Applicable Law, the provisions of this Article apply equally to activities conducted in the future and that have been conducted in the past.

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